UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Qualstar Corporation
(Exact name of registrant as specified in its charter)

Nevada	95-3927330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1267 Flynn Road

Camarillo, CA 93012

(Address of principal executive offices)

(805) 583-7744

Registrant’s telephone number

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered
Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company’s business strategy, future operations, development plans, market opportunities, anticipated growth, and prospective financial performance. These statements are based on current expectations, estimates, and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such statements. Readers are cautioned not to rely on forward-looking statements, which speak only as of the date of this Registration Statement. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

Forward-looking statements can be identified by the use of words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” “continue,” or the negative of such terms or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to such statements. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in Item 1A of this Registration Statement.

EXPLANATORY NOTE

This Registration Statement on Form 10 (the “Registration Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by Qualstar Corporation, a Nevada corporation (the “Company” or the “Registrant”), on a voluntary basis pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to register the Company’s common stock under the Exchange Act.

Prior to April 2020, the Registrant had its common stock listed on The Nasdaq Stock Market and was a reporting company under the Exchange Act. In April 2020, the Company voluntarily delisted from Nasdaq and, based upon ownership of its shares by fewer than 300 holders of record, filed a Form 15 to deregister its common stock and suspend its public reporting obligations under the Exchange Act. The Company’s common stock has since been quoted on the OTC Markets Group under the trading symbol “QBAK.” The Company is now voluntarily filing this Registration Statement in order to re-register its common stock under Section 12(g) of the Exchange Act, resume its reporting obligations, enhance transparency for its stockholders, and facilitate improved liquidity for its common stock.

This Registration Statement will become effective automatically 60 days after the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will become subject to the reporting requirements of the Exchange Act, including the obligation to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and such other reports and requirements applicable to issuers with securities registered pursuant to Section 12(g) of the Exchange Act.

This Registration Statement, including the exhibits filed herewith, will be available for public inspection through the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

AVAILABLE INFORMATION

Upon effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information filed by the Company may be inspected and copied at the SEC’s public reference facilities and at the website maintained by the SEC at www.sec.gov. The Company will also make available on its website at www.qualstar.com, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information contained on, or accessible through, the Company’s website is not a part of, and is not incorporated by reference into, this Registration Statement.

ITEM 1. BUSINESS

COMPANY OVERVIEW

Qualstar Corporation (collectively with its subsidiaries, “Qualstar”, the “Company”, “we”, “us” or “our”) is a custom designer and one-stop provider of enterprise archival data storage hardware and software solutions and compact, high-efficiency power supply solutions.

•Our data storage systems are marketed under the Qualstar brand and include highly scalable automated magnetic tape libraries and software used to store, retrieve, and manage data across mission-critical markets including media and entertainment, banking, government, military, oil and gas, data centers, high-performance computing, medical, and education. Our data storage solutions include models ranging from entry-level to enterprise and are a cost-effective resource for organizations requiring backup, recovery, and archival storage of critical electronic information. Our distribution channels include resellers, system integrators, and original equipment manufacturers (“OEMs”).

•In addition, the Company is a leading provider of standard, modified-standard, and custom-designed power supply solutions marketed under the N2Power brand. Our power supply solutions give OEMs and product designers more functionality while reducing thermal loads, cooling requirements, and operating costs. We currently sell our power supply solutions to OEMs across a wide range of markets, including telecom/networking equipment, audio/visual, industrial, gaming, and medical.

Qualstar Corporation was incorporated in California in 1984 and re-incorporated in Nevada in 2026. It has three wholly owned subsidiaries: the N2Power, Inc. subsidiary (“N2Power”), a Nevada corporation, operates the Company’s power supplies business; the Q-Smart Data Limited (China) subsidiary pursues new data storage business opportunities in Asia; and the Qualstar Limited (U.K.) subsidiary supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

We sell our products globally through authorized resellers and distributors and directly to OEMs. Our data storage products are manufactured by our OEM suppliers in other parts of the world and configured to order by us at our facility in Camarillo, California, or at our facility in Shenzhen, China, or by our fulfillment and logistics partner in Warsaw, Poland. N2Power uses contract manufacturers in Asia to produce our power supply solutions.

DATA STORAGE PRODUCTS

Background

Industry research has projected that installed storage capacity across enterprise data centers will increase from approximately 8.4 zettabytes in 2025 to approximately 26.3 zettabytes by 2030, with the volume of data being generated growing significantly faster than the capacity to store such data economically on spinning disk, and it is estimated that at least 80% of installed capacity in 2025 is classified as archival or “cold” data that is infrequently accessed and can tolerate higher access latency. For this type of data, Linear Tape-Open (“LTO”) technology continues to be the predominant medium for long-term data retention and archiving. According to the LTO Program, 160.3 exabytes of LTO tape capacity were shipped in 2025, the second-highest annual volume on record, and LTO tape capacity shipments increased 57% year-over-year in the first quarter of 2026. LTO data storage solutions can store terabytes of data, maintain data integrity for up to 30 years, feature barcode tracking systems to keep data organized, and include removable media that protects against cyber-attacks and ransomware from air gap. LTO systems are the most cost-effective long-term storage solutions: they have a total cost of ownership that is four to eight times lower than disk storage and offer a substantially lower lifecycle carbon footprint with lower power consumption.

This growth in data storage requirements is driven by the proliferation of digital data, including the rapidly increasing volume of unstructured data generated by artificial intelligence, high-performance computing (“HPC”), e-commerce, digital media streaming, video and imagery, scientific data sets and other sensor-derived data. This presents both opportunities and challenges for organizations seeking to use their data for artificial intelligence and other applications: vast amounts of potentially valuable information are contained in video, imagery, security camera footage, scientific data sets and other sensor-generated data, and to preserve the ability to analyze and derive value from this information over time, organizations must capture, protect and retain it for many years or even decades. These trends are increasing demand for cost-effective, scalable archiving, preservation, accessibility and security solutions. As organizations and regulators require longer retention, cyber-resilient recovery, ransomware protection, and reliable access to archived data, HPC cold-tier architectures and air-gapped tape solutions are becoming increasingly important. We believe these trends will continue to drive demand for standards-based, tape-based data storage products.

The widely used “3:2:1 principle” also supports demand for LTO storage. Under this principle, organizations maintain three copies of important data on two different types of storage media (which can include local servers, cloud, disk and tape), with one copy maintained off-site. Since tape is removable, as one of these storage media, it provides an offline copy physically isolated from the primary network.

Despite its advantages, tape nevertheless competes with other data storage technologies, including hard disk drives, solid-state and flash storage and cloud-based storage solutions. Advances in these technologies, including reductions in cost and improvements in capacity, performance and energy efficiency, could reduce the relative advantages of tape storage over time.

Strategy

Our strategy is to leverage our 40 years of experience in the data storage industry, our strong financial position and our leadership team’s proven M&A execution skills to scale our one-stop hardware/software solutions platform through broader product offerings, partnerships, new software, and acquisitions. We aim to become a global leader in the data storage industry by providing the lowest total cost of ownership, ransomware protection, and fast/global fulfillment with US-based support. Qualstar is prepared to meet the increasing demands of data storage and archiving through cyber-resilient, sustainable archive automation for the modern cold tier. As an independent tape library provider offering solutions that combine our hardware with the software that best meets the customer’s requirements rather than a “one size fits all” approach, we seek to provide standards-based LTO solutions without vendor lock-in or slot licensing fees.

To achieve these objectives, we plan to pursue the following:

•Cyber-resilient, sustainable archive automation. We will develop and promote solutions that support offline recovery, energy-aware archives, and modular scaling from terabytes to exabytes.

•Standards-based LTO tape libraries for the modern cold tier. Our product portfolio supports long-term retention, portability, and integration with modern archive workflows.

•Focus on strategic partnerships and opportunistic M&A to build a global data storage solution platform. We will leverage our management team’s extensive M&A and dealmaking expertise to pursue strategic relationships and select M&A and investment opportunities in order to expand our hardware and software solutions and service capabilities and extend our market reach.

•Lowest TCO, ransomware protection through air-gapped tape. We will emphasize tape’s low power-at-rest profile, long media life, and physical separation from network threats.

•US-based support with global reach. We will continue to support customers through our U.S.-based team and international partners, distributors, and service resources.

•Software-agnostic platform and no slot licensing fees. We will continue to provide customers with full use of their library capacity and flexibility across archive software stacks.

Our Storage Solutions

Qualstar offers LTO-based data storage devices for various vertically focused businesses and institutions such as media and entertainment, banking, government, military, oil and gas, data centers, high-performance computing, research, medical, education, telecom, and life sciences. Our products meet the data storage requirements for highly regulated industries such as medicine, law, and finance.

We deliver cost-effective data protection and archival storage ranging from rack mounts to stand-alone tape libraries, meeting data storage needs for both standard and more complex small and mid-sized enterprise environments with stringent performance and data availability requirements. Our products ship within three business days from the U.S., Europe, and Asia, come pre-configured and tested, are easy to install and maintain, and have a standard three-year warranty. We offer U.S.-based customer services and no slot licensing fees and are able to scale with the demands of growing businesses.

Our Q Series provides capacities ranging from approximately 360 Terabytes to over 11.52 Petabytes. The Q8 is an entry-level tape library with up to 8 slots and up to 360 Terabytes of capacity; the Q24 is a compact mid-range tape library with up to 24 slots and up to 1,080 Terabytes of capacity; the Q40 is a mid-enterprise tape library expandable up to 640 slots and up to 11.52 Petabytes of capacity; and the Q80 is an enterprise tape library expandable up to 560 slots and up to 10.08 Petabytes of capacity.

For the larger enterprise market, we also offer the Q1000+ Powered by Orion, an enterprise-class rack-scale library offering standards-based LTO, no vendor lock-in, and rack-scale archive automation. It provides 44.6 PB native per 48U rack and supports multi-rack scaling and supports LTFS, WORM-capable workflows and encryption-ready operations. Remote management enables shared operations across sites.

POWER SUPPLY INDUSTRY

Background

The power supply industry comprises a few large suppliers and a large number of smaller companies that focus on specialized products and markets. Currently, the power solutions market for our N2Power brand products includes the servers, storage and network (“SSN”), industrial and transportation (“IND”), network power systems (“NPS”), medical, gaming and lighting markets.

We believe the following key trends will continue to drive demand for our power solutions products:

•Increasing power demand in the communications infrastructure industry. The proliferation of the internet, wireless communications, broadband applications, server and storage farms, data centers and their related infrastructures, and other new technologies has exponentially increased the amount of information transmitted worldwide. As a result, the push for higher bandwidth and more efficient and effective power solutions has driven a faster replacement cycle for telecommunications equipment, as well as strong infrastructure expansion.

•Increasing demand for high conversion efficiencies, high power density, and digital power management. Efforts to reduce energy consumption in the EU, the United States, and Asia are increasing the demand for high conversion efficiencies and digital power control. In addition, groups such as the Climate Savers Computing Initiative, a consortium of companies including Google, Intel, and other eco-conscious businesses and conservation organizations, are promoting the development, deployment, and adoption of smart technologies that can improve a computer’s power efficiency and reduce its energy consumption when inactive. Because a large portion of electrical energy waste occurs during power conversion, power companies can reduce end-user operating costs by improving conversion efficiency. Our AC/DC power supplies provide conversion efficiency ratings up to 94%. Higher conversion efficiencies reduce overall power usage, cutting greenhouse gas emissions and total infrastructure ownership costs.

Strategy

Our primary objective for our power supply business is to remain a recognized and well-regarded provider of high-efficiency, high-density power solutions for the data center equipment, medical, gaming, test equipment, transportation, industrial, and telecommunications network power markets while continuing to seek expansion opportunities. To achieve this objective, we plan to:

•Continue to expand our sales channels and geographies. We aim to promote the N2Power brand globally and target larger OEMs and distributors with a presence in markets and geographies we do not currently serve.

•Continue to increase volume with our current OEM customers. Our OEM customers are constantly changing their products and introducing new products. We are striving to become the supplier of choice within our OEM customer base, leveraging our existing relationships to drive volume growth within the same sales channel.

•Continue to expand our footprint in the current markets we serve. We are currently supporting the data center equipment, medical, gaming, test equipment, transportation, industrial, and telecommunications systems markets. We have secured several sizable OEM customers and are aiming to add new OEM customers in these markets.

•Expand our product line while continuing to pursue higher power levels and greater conversion efficiency in a smaller footprint. Minimizing space requirements within our customers’ products is critical, and as a result, there is a continuing need for smaller packaging while delivering additional power. Our product roadmap addresses these needs, and our objective is to lead the industry with the greatest efficiency in the smallest footprint and the highest power available, delivering advantages to our OEM customers as they leverage our technology in their product designs.

•Expand our product line through private label offerings, strategic partnerships and opportunistic M&A. Where we lack products in certain markets or at specific power levels, we intend to expand our product line by using our relationships with other power solutions manufacturers to incorporate their core products in private label offerings to complement our own. In addition, we will leverage our management team’s extensive M&A and dealmaking expertise to pursue strategic relationships and select M&A and investment opportunities.

•Organize our technology resources for fast time-to-market on derivative products. Our customers continually request derivative configurations of our existing products. To serve these needs effectively, we are organizing our engineering resources for fast turnaround on these designs to shorten our OEM customers’ design cycle and speed time-to-market.

Our Power Solution Products

N2 Power designs and manufactures energy-dense, open-frame and enclosed switch-mode power supplies for OEM markets worldwide. These power solution products convert, regulate, purify, manage, or distribute electrical power for electronic equipment. Our products are used in a variety of applications and convert AC current from the power grid to DC current, or modify the voltage being delivered (DC to DC). We target markets where high efficiency and power density are important.

We sell standard, modified-standard, and custom-designed products: standard products are sold unmodified to our customers; modified-standard products are based on lightly modified versions of standard products; and custom products are designed specifically to the customer’s specification and are not generally sold to other customers. Custom products may require non-recurring engineering and certification costs (typically reimbursed by the customer) to bring the product to production. With our core competencies in both power and mechanical design, we are an Optimized Power Systems Manufacturer (OPSM), offering complete custom power assemblies that eliminate the need for our customers to purchase additional components to integrate our power supplies into their products.

CUSTOMERS

Our solution-focused data storage offerings are designed for OEMs, information technology departments, and the enterprise market and also address cyber vault and ransomware protection, cold tier, media preservation, and regulatory retention use cases. We sell our storage products through our worldwide authorized distributor and reseller network. Our power supply products are sold through distributors and directly through independent outside sales representatives. All our products and services are designed and manufactured to address our customers’ stringent requirements and reliability standards. The following provides additional detail on our channels:

•Storage reseller channel. Our reseller channel includes systems integrators, value-added resellers (“VARs”) and value-added distributors (“VADs”). Our resellers frequently package our products as part of a comprehensive data processing system or with other storage devices as a complete storage subsystem, frequently recommending our products as replacement solutions when customers upgrade their systems or bundling our products with storage management software specific to the end user's system. We support the reseller channel through our dedicated field sales representatives and technical support technicians.

•Storage OEM channel. OEM customers incorporate our storage products with their application software and other components to deliver a focused solution. Our products may or may not carry our label.

•N2Power OEM channel. We have supply agreements with the major power supply customers who incorporate our products into their server, gaming, network, and industrial product offerings.

 We divide our worldwide sales into three geographical regions:

•The Americas: United States, Mexico, Canada, and South America;

•EMEA: Europe, the Middle East and Africa;

•APAC: Asia and Pacific countries.

We support our customers in the Americas primarily through a network of trained distribution partners and representatives located throughout the region. We support our foreign customers through our distributors and resellers located throughout these regions.

Sales to customers outside of the United States represent a significant portion of our sales. International sales are subject to various risks and uncertainties (see "Risk Factors" in Part I, Item 1A of this report.) The following table sets forth foreign revenue by geographic area ($ in thousands):

	Twelve Months Ended December 31,
	2025	2024
EMEA	$1,909	$1,602
APAC	715	1,075
Americas (ex-USA)	42	261
	$2,666	$2,938
Foreign revenue as a percentage of total net revenue	40.4%	36.5%

We provide a full range of marketing materials for branded products, including product specifications, sales literature, and application notes. We also offer lead-generation opportunities to key channel partners. Our sales management and engineering personnel provide support to the channel partners and visit potential customer sites to demonstrate the technical advantages of our products. We maintain press relations in the United States and participate in trade shows worldwide.

CUSTOMER SERVICE AND SUPPORT

Customer service and support are key elements of our company strategy and critical components of our commitment to making enterprise-class support and services available to companies of all sizes. Our technical support staff is trained to assist our customers with deployment and compatibility for any combination of hardware platforms, operating systems and backup, data protection, and storage management software. Our application engineers assist with complex customer issues. We maintain global toll-free service and support phone lines and provide self-service and support through our website and email.

Standard warranties include:

•Three-year standard limited warranty on our “Q-Series” products;

•Optional 24/7 or next business day onsite service on our data storage products in many countries throughout the world; and

•Three-year return to factory warranty on our N2Power products.

ENGINEERING

Our power supply engineering teams in the U.S. and Singapore work to improve our current products and create new products. Our engineers work closely with our customers to incorporate modifications for their specific project requirements. Our data storage business utilizes consultants for any engineering requirements.

We have also formed strategic partnerships for supplementary engineering resources with third-party companies to capture additional state-of-the-art technology-driven power designs. These partnerships allow us to increase our product breadth by releasing more standard and modified standard power solution products.

MANUFACTURING AND SUPPLIERS

We perform product assembly, integration, and testing for our storage products at our facility in Camarillo, California. Our private label storage products are manufactured in various geographical locations by a select group of suppliers. Our N2Power-branded products are manufactured in China by specifically qualified contract manufacturers. We purchase tape drives, chassis, printed circuit boards, integrated circuits, and all other major components from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components that meet technical specifications and volume requirements. We actively monitor these suppliers, but we are subject to substantial risks associated with the performance of our suppliers. For certain components, we qualify a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier.

COMPETITION

The worldwide data storage market is highly competitive. Competitors vary in size from small start-ups to large multinational corporations that may have substantially greater financial, engineering and marketing resources than us. In the tape automation market, we believe our primary competitors are IBM, Dell Inc., Hewlett Packard, Spectra Logic and Quantum Corporation. As a software-neutral tape solutions provider, Qualstar competes by offering standards-based LTO solutions without vendor lock-in or slot licensing fees. Key competitive factors include product features, reliability, durability, scalability, interoperability, service and support, and price. Barriers to entry in tape automation are relatively high as this is an established industry that is capital intensive.

In addition to competition from other tape library manufacturers, we face competition from other technologies such as disk-based storage, solid-state and flash storage, and cloud storage solutions. Advances in these technologies, including reductions in cost and improvements in capacity and performance, could reduce the relative advantages of tape-based storage over time.

Our primary power supply competitors are Meanwell, Artesyn, TDK Lambda, XP Power and Bel Power. Key competitive factors in these markets include price, performance, functionality, availability, interoperability, connectivity, time to market, enhancements and total value of ownership. Barriers to entry for power supply products are high as the industry is capital intensive.

The markets for all of our products are characterized by significant price competition and we anticipate that our products will continue to face substantial pricing pressure.

INTELLECTUAL PROPERTY

We rely on a combination of trademark, trade secret and other intellectual property laws to protect our proprietary rights. Despite our efforts to protect our proprietary rights, competition in our businesses is significant. We believe that, because of the rapid pace of technological change in the tape storage and power supply industries, patent, copyright, trademark and trade secret protection are less significant than factors such as market responsiveness, knowledge, ability, the experience of our personnel, and timely new product introductions.

We enter into Employee Proprietary Information and Inventions Agreements with all employees to protect our technology and designs.

GOVERNMENT REGULATION

The Company is subject to various federal, state, local and foreign laws, regulations and standards governing its operations, products and services. These include, but are not limited to, regulations relating to product safety and certification, environmental compliance, import and export controls, data privacy, labor and employment, and workplace health and safety. Our power supply products are subject to various domestic and international regulatory standards and certifications, including safety certifications from Underwriters Laboratories (UL), the Canadian Standards Association (CSA), and compliance with European Union directives such as the CE marking requirements and the Restriction of Hazardous Substances (RoHS) directive. Our products sold internationally are subject to the export control laws and regulations of the United States, including the Export Administration Regulations (EAR) administered by the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce. We are also subject to U.S. customs laws and regulations regarding the import of components and finished goods. Changes in tariff policies, trade restrictions, or export controls could affect our supply chain and the cost or availability of our products. As a reporting company under the Exchange Act, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The Company will also be subject to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, which impose additional compliance obligations and costs.

EMPLOYEES

As of June 30, 2026, we had 8 full-time employees worldwide. We also employ a small number of consultants and temporary employees as needed. We are not a party to any collective bargaining agreements or other similar agreements. We believe that we have a good relationship with our employees.

COMPANY HISTORY

Qualstar Corporation was incorporated in California in August 1984 and re-incorporated in Nevada in January 2026. The Company has three wholly owned subsidiaries: N2Power, Inc., which operates the Company’s power supplies business; Q-Smart Data Limited (China), which pursues new data storage business opportunities in Asia; and Qualstar Limited (U.K.), which supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

In connection with its reincorporation in Nevada, the Company effected a 3-for-1 forward stock split effective April 8, 2026. The stock split increased the number of issued and outstanding shares of common stock from 1,380,853 to 4,142,559 at that time. Except as otherwise noted, all references to common stock, common stock issuable upon exercise of stock options and corresponding per share information throughout this Registration Statement have been retroactively adjusted to reflect the stock split.

In April 2020, the Company voluntarily delisted its common stock from The Nasdaq Stock Market and subsequently filed a Form 15 with the SEC to deregister its common stock under Section 12(g) of the Exchange Act and suspend its public reporting obligations. The Company’s common stock has since been quoted on the OTC Markets Group under the symbol “QBAK.”

The Company’s corporate address is 1267 Flynn Road, Camarillo, California 93012, and its telephone number is (805) 583-7744. The Company’s website address is www.qualstar.com and our email address is QBAK@qualstar.com. Information contained on, or accessible through, the foregoing website is not a part of, and is not incorporated by reference into, this Registration Statement or our future filings under the Exchange Act.

ITEM 1A. RISK FACTORS.

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this Registration Statement, before making an investment decision. If any of the following risks actually occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In such event, the trading price of our securities could decline, and investors could lose all or part of their investment.

The risks described below are not the only risks facing the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We have had a history of operating losses and we may not sustain profitability.

The Company achieved net income of $70,000 for the year ended December 31, 2025, following a net loss of $471,000 for the year ended December 31, 2024. For the six months ended June 30, 2026, the Company recorded a net loss of $1,164,000, attributable in part to an approximately $970,000 net realizable value charge on slow-moving power supplies inventory. The Company has a history of fluctuating operating results and there is no assurance that management can sustain profitability. Continuing losses could materially adversely affect our financial stability and result in a decline in our stock price.

We face intense industry competition, price erosion and product obsolescence, which, in turn, could reduce our operating results.

We operate in an industry that is generally characterized by intense competition and rapid technological change. We believe that the principal bases of competition in our markets are breadth of product line, quality of products, stability, reliability and reputation of the provider, along with cost. Quantity discounts, price erosion, and rapid product obsolescence due to technological improvements are therefore common as competitors strive to retain or expand market share. Product obsolescence can lead to increases in unsellable inventory that may need to be written off and therefore could adversely affect our operating results. Similarly, price erosion can reduce our operating results by decreasing our revenues and our gross margins.

Our long-term operating results depend substantially upon our ability to continually develop, introduce, and market new and innovative products, to modify existing products, to respond to technological change, and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands, which could result in a decrease in our net sales and a loss of market share to our competitors. Historically, we have had write-offs of excess and obsolete inventory that negatively impacted our results of operations. In the future, excess or obsolete inventory may need to be written off, and this in turn could reduce our operating results.

Changes in demand or downturns in the markets we serve could affect our business and operating results.

The markets for our products are cyclical and may experience downturns. Our target industries also experience volatility, and future volatility as well as downturns, and any failure of these industries to recover from downturns could materially harm our business and operating results. Likewise, if we have difficulty managing growth in our businesses, it could materially and adversely affect us. In addition, our business and financial position may be adversely affected by current and future economic conditions that cause a decline in business and consumer spending in the markets served by our or our customers’ products.

Our operating results may be impaired if demand for our technology declines or fails to develop as we expect.

Our revenues will decrease if demand for our products declines or if rising prices make it more difficult to sell them. If products incorporating other technologies gain comparable or superior market acceptance and competitive price advantage, our business, financial condition and operating results could be adversely and materially affected unless we successfully develop and market products incorporating the new technology.

Our principal competitors have substantially greater financial resources to devote to developing, marketing and selling their products. Consequently, we may be unable to maintain or increase our market share.

We face significant competition in developing and selling our products. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive or even obsolete. We have significantly smaller financial, technical, manufacturing, marketing and other resources than many of our competitors and these limited resources may impair the operating results of our business in many ways. For example, in the past our competitors have offered wider ranges of products, expanded the geographic scope of their markets, acquired other companies, and developed or acquired proprietary technologies that operate in conjunction with their products.

In the future, our competitors may leverage their greater resources to:

•develop, manufacture and market products that are less expensive than or technologically superior to ours;

•reach a wider array of potential customers through a broader range of marketing and distribution channels;

•respond more quickly to new or changing technologies, customer requirements and standards; or

•reduce prices in order to preserve or gain market share.

We believe competitive pressures are likely to continue. We cannot guarantee that our resources will be sufficient to address this competition or that we will manage costs and adopt strategies capable of effectively utilizing our resources. If we are unable to respond to competitive pressures successfully, our prices and profit margins may fall and our market share may decrease.

We rely on indirect sales channels to market and sell our branded storage products and both direct and indirect sales channels to market and sell our branded power solutions products. A loss of or deterioration in our relationship with one or more of our resellers or distributors, or our inability to establish new indirect sales channels to drive growth of our products, could negatively affect our operating results.

We sell the majority of our branded storage products to value-added resellers, who in turn sell our products to end users. In some cases, resellers integrate our tape libraries with products of other manufacturers and sell the combined products to their own customers. We sell our branded power solution products both direct to OEM customers (or their contract manufacturers) and to our distribution channel who in turn sell our products to OEM customers. The success of these sales channels is hard to predict and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers and distributors carry competing product lines that they may promote over our products, which may negatively impact our sales. A reseller or distributor might not continue to purchase our products or market them effectively, and each reseller or distributor determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to their customers. Establishing new indirect sales channels globally is an important part of our strategy to drive growth of our revenue.

Our operating results could be adversely affected by any number of factors, including:

•A change in competitive strategy that adversely affects a reseller’s or distributor’s willingness or ability to distribute our products;

•Reaching fewer customers or losing sales due to ineffective efforts of resellers and distributors;

•Reduced margins and increased costs associated with channel sales;

•An inability to gain traction in developing new indirect sales channels for our branded products;

•Any financial difficulties of our resellers, authorized distributors or direct OEM customers that result in their inability to pay amounts owed to us or effectively market our products;

•Changes in requirements or programs that allow our products to be sold by third parties to government customers; or

•Changes in product requirements or certification programs that limit our ability for our products to be sold in our established current markets.

We do not have any exclusive agreements with our VARs or distributors, who purchase our products on an individual purchase order basis. If we lose important VARs or distributors, or if they reduce their focus on our products or if we are unable to obtain additional VARs, our business could be negatively affected.

If our suppliers fail to meet our component and manufacturing needs, it could delay our production and our product shipments to customers and negatively affect our operations.

Our products comprise many components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for items that are essential to the manufacture of our products, including tape drives, printed circuit boards and integrated circuits. For certain items, we qualify only a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier on the basis of price. From time to time, we have been unable to obtain sufficient components due to shortages or quality issues from some of our suppliers. If our suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations.

We also rely on software vendors to develop and support software needed for operation of our automated tape library products and their integration into the end-user’s computing environment. Accordingly, the continued development and future growth of the market for our tape library products will depend partly upon the ability of these vendors to meet the overall data storage and management needs of tape library purchasers and our ability to maintain relationships with these firms.

The primary suppliers of our N2Power power supplies are located in China. If a manufacturer should be unable to deliver products to us on a timely basis or at all, our power supply business could be adversely affected. Although we have had many years of favorable experience with these suppliers, there can be no assurance that circumstances might not change and compel one or more of these suppliers to curtail or terminate deliveries to us. Moreover, the use of contract manufacturers to provide our power supplies typically requires that we place production orders several months in advance of our expected need for the products. This in turn leads to risks that we may lack sufficient inventory to sell to our customers where our expectations were conservative, or that we may order excess product inventory where our expectations were optimistic. We have in the past, experienced shortages of some parts needed to manufacture our power supplies.

Issues such as natural disasters, pandemics, government-directed closures, geopolitical disruptions, or other unforeseen events may adversely affect our ability to deliver product in a timely manner to our customers.

We face potential product liability claims that could result in significant costs.

We face an inherent risk of exposure to product liability claims in the event that our products malfunction, fail, or cause personal injury or property damage. Our power supply products are integrated into a wide variety of customer applications, including medical devices, telecommunications infrastructure, and industrial equipment, where product failures could have serious consequences. We maintain limited product liability insurance, and there can be no assurance that such insurance will be sufficient to cover potential claims. Any product liability claim, with or without merit, could result in costly litigation, divert management attention, damage our reputation, and adversely affect our business and financial condition.

We may experience excess or obsolete inventory, which could adversely affect our financial results.

Our products are subject to technological change and evolving industry standards, which may render existing inventory obsolete. In addition, we are required to purchase certain components and finished goods from our contract manufacturers with significant lead times, which requires us to forecast demand in advance. If actual demand is lower than forecasted, we may be left with excess inventory that we are unable to sell or that we must sell at reduced prices. In June 2026, we recorded a net realizable value charge of approximately $970,000 on slow-moving power supplies inventory due to decreased demand from our customers. We have experienced similar inventory challenges in the past and may experience them again in the future. Excess or obsolete inventory charges could reduce our gross profit and adversely affect our results of operations.

We are dependent on a limited number of customers for a significant portion of our revenue.

A significant portion of our revenue has historically been derived from a relatively small number of customers. The loss of any one or more of our significant customers, or a significant reduction in orders from such customers, could materially and adversely affect our business, financial condition, and results of operations. We do not have long-term purchase commitments from most of our customers, and they may reduce, delay, or cancel orders at any time. Our ability to maintain and grow our revenue depends on our success in retaining existing customers and attracting new customers.

If we fail to develop and introduce new products on a timely and cost-effective basis, or if our products do not contain the features required by the marketplace, we may eventually lose market share and sales to competitors.

The market for our products is characterized by changing technology and evolving industry standards. Our future results will depend on our ability to anticipate changes in technology, to develop new and enhanced products on a timely and cost-effective basis, and to introduce, manufacture and achieve market acceptance of these new and enhanced products. With respect to our tape library products in particular, the introduction of new storage technologies or the adoption of an industry standard different from our current product standards could render our existing products obsolete.

Development schedules for high technology products are inherently subject to uncertainty and there can be no assurance that we will be able to meet our product development schedules or that our development costs will be within budgeted amounts. If the products or product enhancements developed are not deliverable due to technical problems, quality issues or component shortages, or if such products or product enhancements are not accepted by the marketplace or are unreliable, then our business, financial condition and results of operations may be adversely affected.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

We rely on a combination of trademark, trade secret, and other intellectual property laws and various contract rights to protect our proprietary rights. Despite our efforts to protect our proprietary rights, however, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. As a consequence, these rights may not preclude competitors from developing products that are substantially equivalent or superior to our products. In addition, many aspects of our products are not subject to intellectual property protection and therefore can be reproduced by others.

Intellectual property infringement claims brought against us could result in a substantial liability and significant costs, and as a result, our business, financial condition and operating results may be materially and adversely affected.

From time to time, we may become subject to claims or inquiries regarding an alleged unauthorized use by us of another party’s intellectual property. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations or liquidity, the outcome of any license discussion or litigation is uncertain. Adverse resolution of any infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results could be materially and adversely affected.

Undetected manufacturing flaws could increase our costs, reduce our revenues and divert resources from our core business needs.

Despite our efforts to revise and update our manufacturing and test processes to address engineering and component changes, we may not be able to control and eliminate manufacturing flaws adequately. These flaws may include undetected software or hardware defects associated with a newly introduced product, a new version of an existing product, or a product that has been integrated into a system or apparatus with the products of other vendors. If we fail to adequately monitor, develop and implement appropriate test and manufacturing processes we could experience a rate of product failure that results in substantial shipment delays, warranty costs or damage to our reputation. Product flaws may also consume our limited engineering resources and interrupt our development efforts. Significant product failures would increase our costs, result in the loss of future sales and be harmful to our business.

Much of our business is subject to risks associated with operations in foreign countries.

We generate a significant percentage of our revenue internationally, and we believe that international sales will continue to represent a substantial portion of our revenues. In addition, our manufacturing of power supply products is performed by contract manufacturers in Asia. We face risks that the countries in which we conduct business, or in which we have customers, suppliers, or contract manufacturers could:

•Experience financial, economic or political instability;

•Adopt laws that make the enforcement of our contractual or other legal rights and remedies difficult or uncertain;

•Provide inadequate intellectual property protection for our technology;

•Impose restrictions on the export or import of technology that would affect our ability to obtain supplies from, or sell products into, such countries;

•Impose tariffs, quotas, taxes, other market barriers;

•Impose other laws, regulations or policies adversely affecting trade, investment or taxes, including those relating to the repatriation of funds and to withholding taxes; or

•Experience business closures due to health threats or natural disasters.

Other risks and costs associated with international operations include:

•Currency exchange risk, to the extent that exchange rate fluctuations could make our products unaffordable to foreign purchasers or more expensive compared to those of foreign manufacturers;

•Compliance with laws and regulations in various regions in which we operate;

•Greater difficulty and longer delays in collecting accounts receivable from international customers; or

•Increased risk of shipping disruptions particularly in foreign countries experiencing political instability.

We are subject to cybersecurity risks that could adversely affect our business.

We rely on information technology systems and networks to conduct our business, process transactions, and maintain records. These systems are subject to cybersecurity threats, including unauthorized access, ransomware attacks, phishing, and other forms of cyberattack. A significant cybersecurity incident could result in the loss of proprietary information, disruption to our operations, damage to our reputation, regulatory penalties, or financial losses. While we have implemented measures to protect our information technology infrastructure, there can be no assurance that these measures will be sufficient to prevent all cybersecurity breaches. The costs of preventing, mitigating, and recovering from cybersecurity incidents could be material.

Change of board and senior management, and retention of key personnel.

Turnover in key management positions could temporarily harm our financial performance and results of operations. Loss of certain members of our senior management may disrupt operations and relations with key customers and distributors and our operating results could be adversely affected. Our capacity to develop and implement new technologies depends on our ability to employ personnel with highly technical skills. If we cannot attract and retain key technical personnel, our technical expertise may suffer, and our operating results could be adversely affected. In addition, it could be difficult, time-consuming and expensive to replace any key management member or other critical personnel and no guarantee exists that we will be able to recruit suitable replacements or assimilate new key management personnel into our organization to achieve our operating objectives.

Our success depends in large part on our CEO, who simultaneously leads other public corporations.

Steven N. Bronson, our Chief Executive Officer and President, simultaneously serves as the President and Chief Executive Officer of Interlink Electronics, Inc. (NASDAQ: LINK) (“Interlink”), and Chief Executive Officer and Chairman of BKF Capital Group, Inc. (OTCMKTS: BKFG) (“BKF Capital”). As a result, he divides his time among these companies and does not devote his full business time and attention to Qualstar’s business. Mr. Bronson currently works on average approximately 20 to 30 hours per week for Qualstar. There can be no assurance, however, that the amount of time Mr. Bronson devotes to our Company will not diminish from time to time for limited or extended periods as his other business obligations require a greater portion of his attention. Mr. Bronson is not required to spend a minimum amount of time on Qualstar business. Our continued success depends in part upon the availability and performance of Mr. Bronson, who possesses unique and extensive industry knowledge and experience as well as a deep understanding of our business and strategy. A reduction in Mr. Bronson’s services to Qualstar from their current levels due to his obligations to Interlink, BKF Capital or other organizations with which he is affiliated could have a disruptive effect, adversely impacting our ability to manage our business effectively and execute our business strategy.

Our revenues and operating results may fluctuate materially from quarter to quarter, which may in turn affect our stock price.

Our quarterly revenues and operating results have fluctuated in the past and are likely to vary in the future due to the various factors discussed above and others, including:

•General economic conditions affecting spending and the rates of growth or decline in the markets we serve;

•Variations in product order backlogs, and reductions in the size, delays in the timing, or cancellation of significant customer orders;

•The timing of introductions and marketplace acceptance of new or enhanced products by us or our competitors;

•Expansions or reductions in our relationships with distributors, VARs or OEM customers;

•Unprofitable investments in engineering activities, or sales evaluation, testing, and acceptance processes;

•Unforeseen warranty costs that exceed established reserves;

•Timing and levels of our operating expenses; or

•Emerging new technologies that change the nature of or need for our products.

We believe that period-to-period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts. Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information not previously available to investors and analysts. New information may cause investors and analysts to revalue our stock and this, in the aggregate, may cause fluctuations in our stock price.

Changes in trade policy in the United States and other countries, including changes in trade agreements and the imposition of tariffs and the resulting consequences, may have adverse impacts on our business, results of operations and financial condition.

The United States government has imposed, and may continue to impose, tariffs on a wide range of products imported from China and other countries. Given that our primary contract manufacturer for N2Power power supplies and a significant product supplier are located in China, these tariffs have had, and may continue to have, a direct and material impact on the cost of our products and components. We may not be able to fully pass on increased costs to our customers, which could reduce our gross margins and adversely affect our competitive position. In addition, retaliatory tariffs imposed by other countries on U.S. goods could adversely affect our ability to sell our products in international markets. We cannot predict future trade policy, the terms of any renegotiated trade agreements, or additional tariffs and their impact on our business. To the extent that trade tariffs and other restrictions increase the price of, or limit the amount of, our products or components imported into the United States or other countries, or create adverse tax consequences, the cost or gross margin of our products may be adversely affected and demand from our customers may diminish. If we deem it necessary to alter all or a portion of our supply chain or operations in response to such policies, our capital and operating costs may increase, and such efforts may take time to implement and may result in adverse or fluctuating financial results. As a result, changes in international trade policy and tariffs could adversely affect our business, results of operations and financial condition.

RISKS RELATED TO OUR SECURITIES

 Trading in our stock has historically been limited and our stock price has been volatile, which may affect your ability to sell your shares.

The average trading volume in our stock has been historically low, with little or no trading at all on some days.  Combined with the factors listed below, this has caused the price of our stock to be volatile. Consequently, it may be difficult to sell your shares of our stock at the price you paid for them or at a price equal to that quoted on the OTC Markets. Factors that may cause our stock price to fluctuate in the future include:

•Quarterly variations in operating results, especially if they differ from our previously announced forecasts or forecasts made by analysts;

•Announcements by us of anticipated future revenues or operating results, or by others concerning us, our competitors, our customers, or our industry;

•The introduction of new technology or products by us or our competitors;

•Comments about us and the data storage or power supply markets made by industry analysts or on Internet comment sites; or

•Changes in earnings estimates by analysts or changes in accounting policies; in product pricing policies by us or our competitors; or in general economic conditions.

In addition, stock markets experience periods of extreme price and volume volatility. This volatility has a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of our common stock.

Our common stock is quoted on the OTC Markets and may be subject to limited liquidity and substantial volatility.

Our common stock is quoted on the OTC Markets. Securities quoted on the OTC Markets frequently experience limited liquidity, reduced trading volume, substantial price volatility, limited analyst coverage, and reduced institutional investor participation compared to securities listed on national securities exchanges. As a result, stockholders may experience difficulty buying or selling shares at desired prices or at all. The market price of our common stock may fluctuate significantly and may not reflect the underlying value of our business or assets.

Our common stock may be deemed a “penny stock,” which may reduce liquidity and investor interest.

If our common stock is deemed to constitute a “penny stock” under applicable securities laws, broker-dealers may become subject to additional regulatory requirements relating to transactions involving our securities. These requirements may discourage broker-dealers from recommending or executing transactions in our securities, which could adversely affect liquidity and investor interest. The penny stock rules require, among other things, that any broker-dealer who recommends our securities to persons other than established customers and accredited investors must, prior to the sale, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. These additional requirements may have the effect of reducing trading activity in the secondary market for our common stock.

Future sales or issuances of our common stock could depress the market price of our shares.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities. In addition, we may issue additional shares of common stock or securities convertible into common stock in connection with future financings, acquisitions, employee benefit plans, or otherwise. Any such issuance could result in dilution to existing stockholders and could cause the market price of our common stock to decline.

We are a “smaller reporting company” and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We qualify as a “smaller reporting company” as defined in the Exchange Act. As such, we are permitted to take advantage of certain reduced disclosure and reporting requirements, including providing only two years of audited financial statements, reduced executive compensation disclosure, and exemption from the auditor attestation requirement on internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We cannot predict whether investors will find our common stock less attractive because of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not intend to pay cash dividends on our common stock for the foreseeable future.

We have never declared or paid cash dividends on our common stock and do not currently intend to pay such dividends in the foreseeable future. We presently intend to retain any future earnings to support operations, software development activities, commercialization initiatives, infrastructure expansion, and business growth. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

RISKS RELATED TO OUR CORPORATE STRUCTURE AND GOVERNANCE

We are controlled by our principal stockholder, which may limit your ability to influence corporate matters.

Steven N. Bronson, our Chief Executive Officer and President, together with BKF Capital and its subsidiary BKF Asset Holdings, Inc., which are controlled by Mr. Bronson, beneficially owns a majority of our outstanding common stock. As a result, Mr. Bronson has the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our articles of incorporation and bylaws, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our Company, which could deprive our stockholders of an opportunity to receive a premium for their shares. In addition, the interests of Mr. Bronson may not always coincide with the interests of other stockholders.

Our Board of Directors has only two members and may lack sufficient independent oversight.

Our Board of Directors (the “Board”) currently consists of only two members, one of whom is our Chief Executive Officer and is therefore not independent. As a result, we may lack the breadth of experience, diversity of perspectives, and level of independent oversight typically associated with larger boards. The limited size of our Board may also make it more difficult to establish and maintain fully independent audit, compensation, and nominating committees, which could affect the quality of our corporate governance and our ability to attract institutional investors.

We do not currently have a separately designated audit committee or a formally adopted code of ethics.

The Company does not currently maintain a separately designated audit committee. The functions typically performed by an audit committee are presently performed by the Board. In addition, the Company has not yet adopted a formal written code of ethics applicable to its principal executive officer, principal financial officer, or principal accounting officer. The absence of an audit committee and a formal code of ethics may increase the risk of financial misstatement, fraud, or inadequate oversight of related-party transactions, and may adversely affect investor confidence in the Company.

Conflicts of interest may arise from our management’s roles with affiliated companies.

Our Chief Executive Officer, Steven N. Bronson, simultaneously serves as the Chairman, President and Chief Executive Officer of Interlink and as Chairman, President and Chief Executive Officer of BKF Capital. Our Acting Chief Financial Officer, Ryan J. Hoffman, simultaneously serves as the Chief Financial Officer of both Interlink and BKF Capital. We also engage in various related-party transactions with these affiliated companies, including mutual facilities sharing agreements and consulting arrangements. These overlapping management roles and related-party transactions create potential conflicts of interest. There can be no assurance that any conflicts of interest will be resolved in our favor, and decisions made by our management in the context of their multiple roles may not always reflect the best interests of Qualstar or its stockholders. Furthermore, the time and attention that Messrs. Bronson and Hoffman devote to their responsibilities at affiliated companies may limit their availability to manage our business.

Our Articles of Incorporation opt out of certain Nevada anti-takeover statutes, which may have differing effects on stockholders.

Our Articles of Incorporation expressly elect not to be governed by the Nevada Revised Statutes, or NRS, Chapter 78.411-78.444, relating to combinations with interested stockholders, or NRS 78.378-78.3793, inclusive, relating to control share acquisitions. This opt-out may facilitate potential acquisitions and provide stockholders with opportunities to sell their shares at a premium, but it also removes protections that could otherwise deter coercive or unfair takeover attempts. In addition, our Articles require the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all outstanding shares entitled to vote to approve certain business combinations, including mergers, consolidations, share exchanges, sales or other dispositions of substantially all of our assets, or our dissolution, unless the transaction has been approved by a majority of the Board. This supermajority requirement could delay or prevent transactions that stockholders might otherwise view as favorable, especially given the concentrated ownership of Mr. Bronson and his affiliates.

Our Bylaws contain exclusive forum provisions that could limit stockholders’ ability to obtain a favorable judicial forum for disputes.

Our Bylaws provide that, unless we consent in writing to an alternative forum, the state courts located in Nevada (or, if those courts lack subject matter jurisdiction, the federal district courts located in Nevada) are the sole and exclusive forum for derivative actions, claims for breach of fiduciary duty, claims arising under the NRS, our Articles or our Bylaws, and claims governed by the internal affairs doctrine. The federal district courts of the United States are the exclusive forum for claims arising under the Securities Act of 1933, as amended (the “Securities Act”), or similar federal securities laws. These provisions could increase the costs for stockholders seeking to bring claims in other jurisdictions and may discourage stockholders from bringing lawsuits.

Our Board of Directors has broad authority to amend our Bylaws without stockholder approval, and certain Bylaw provisions require a supermajority stockholder vote to amend.

Pursuant to our Articles and Bylaws, the Board may adopt, amend, or repeal the Bylaws without stockholder approval. Certain provisions—including the indemnification provisions in our Articles, the exclusive forum provision our Bylaws, and Section 8.6 of our Bylaws itself —may not be amended or repealed, nor may any provision inconsistent with them be adopted, without the affirmative vote of both the Board and the holders of at least two-thirds (2/3) of the outstanding shares entitled to vote thereon. This concentration of authority in the Board, together with the supermajority requirements combined with the concentrated ownership of Mr. Bronson and his affiliates, could limit stockholders’ ability to effect changes to the Company’s governance.

Our Bylaws establish a 25% ownership threshold for stockholders to call special meetings, which may limit minority stockholder rights.

Our Bylaws require one or more stockholders holding, in the aggregate, at least 25% of the voting power of the outstanding shares entitled to vote on the proposed matter to request that the Board call a special meeting, subject to procedural and informational requirements. These requirements include identifying the specific business, signing and dating the request, providing evidence of ownership, undertaking to maintain the required ownership level through the meeting, and appearing in person or by proxy. This threshold, combined with the concentrated ownership of Mr. Bronson and his affiliates, may effectively prevent minority stockholders from calling special meetings.

Nevada law limits the personal liability of our directors and officers, and our governing documents provide broad indemnification, which may discourage stockholder lawsuits.

Our Articles eliminate, to the fullest extent permitted by the NRS, the personal liability of our directors and officers for damages for breach of fiduciary duty, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law. Our Articles and Bylaws provide mandatory indemnification and advancement of expenses for directors and officers, including a standard under which indemnification may be denied under the Bylaws only upon a specific finding, based on clear and convincing evidence, that the conduct involved intentional misconduct, fraud, or a knowing violation of law. These provisions may reduce the likelihood of stockholder derivative suits and limit stockholders’ ability to obtain monetary damages from our directors and officers.

RISKS RELATED TO BEING A REPORTING COMPANY

We will incur substantial costs as a reporting company, which may strain our financial resources.

Upon effectiveness of this Registration Statement, the Company will become subject to the reporting requirements of the Exchange Act, including the obligation to file annual, quarterly, and current reports with the SEC. Compliance with these obligations will require substantial accounting, legal, compliance, auditing, administrative, and management resources. These costs may be significant relative to the Company’s current scale of operations and may divert resources from business development and commercialization activities.

In particular, the Company expects to incur significant additional costs related to audit and accounting fees, legal fees, SEC filing fees, directors’ and officers’ liability insurance premiums, investor relations activities, and compliance with the Sarbanes-Oxley Act of 2002. These costs may be disproportionately burdensome relative to the Company’s current scale of operations, depending on the complexity of its operations and the level of professional services required. These increased costs may reduce the Company’s net income and available cash resources and could divert management’s time and attention from business operations.

We may have difficulty maintaining effective internal controls over financial reporting.

As a reporting company, we will be required to maintain effective disclosure controls and internal controls over financial reporting. Given our limited personnel, and reliance on third-party service providers, we may experience difficulty designing, implementing, and maintaining effective internal controls. If we fail to maintain effective internal controls, we may be unable to accurately report our financial results or comply with SEC reporting obligations, which could result in regulatory scrutiny, restatements, loss of investor confidence, or other adverse consequences.

Failure to comply with reporting obligations could adversely affect our business and securities.

Failure to timely file required reports or otherwise comply with applicable securities laws, SEC regulations, OTC Markets requirements, or other reporting obligations could result in enforcement actions, fines, trading suspensions, reduced market visibility, or removal from quotation on the OTC Markets. Any such actions could materially and adversely affect our business, reputation and operations and the liquidity and market price of our securities.

ITEM 2. FINANCIAL INFORMATION

The following discussion and analysis of the Company’s financial condition and results of operations should be read together with the Company’s audited consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2026 and June 30, 2025, and the related notes included elsewhere in this Registration Statement. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This discussion contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed under “Risk Factors” and elsewhere in this Registration Statement.

Overview

Qualstar is a custom designer and one-stop provider of enterprise archival data storage hardware and software solutions. We also sell compact, high-efficiency power supply solutions through our N2Power subsidiary. Our data storage systems are marketed under the Qualstar brand and include highly scalable automated magnetic tape libraries and software used to store, retrieve and manage electronic data primarily in the network computing environment. Our data storage solutions include models ranging from entry-level to enterprise and are a cost-effective resource for organizations requiring backup, recovery and archival storage of critical electronic information. The distribution channels for our data storage devices include resellers, system integrators, and original equipment manufacturers (“OEMs”). In addition, the Company is a leading provider of standard, modified-standard and custom-designed power supply solutions marketed under the N2Power brand. Our power supply solutions give OEMs and product designers more functionality while reducing thermal loads, cooling requirements, and operating costs. We currently sell our power supply solutions to OEMs across a wide range of markets, including telecom/networking equipment, audio/visual, industrial, gaming and medical.

Qualstar Corporation was incorporated in California in 1984 and re-incorporated in Nevada in January 2026. It has three wholly owned subsidiaries: the N2Power, Inc. subsidiary (“N2Power”) operates the Company’s power supplies business; the Q-Smart Data Limited (China) subsidiary pursues new data storage business opportunities in Asia; and. the Qualstar Limited (U.K.) subsidiary supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

We sell our products globally through authorized resellers and distributors and directly to OEMs. Our data storage products are manufactured by our OEM suppliers in other parts of the world and configured to order by us at our facility in Camarillo, California, or at our facility in Shenzhen, China, or by our fulfillment and logistics partner in Warsaw, Poland. N2Power uses contract manufacturers in Asia to produce our power supply solutions.

The dollar amounts in the tables in this section are in thousands.

Three and Six Month Periods ended June 30, 2026, and June 30, 2025

Results of Operations

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Data storage revenues	$1,915	91.1%	$1,213	84.8%	$3,203	90.8%	$2,445	79.2%
Power supplies revenues	187	8.9	217	15.2	324	9.2	644	20.8
Revenues	2,102	100.0	1,430	100.0	3,527	100.0	3,089	100.0
Cost of goods sold	2,307	109.8	948	66.3	3,362	95.3	1,998	64.7
Gross profit	(205)	(9.8)	482	33.7	165	4.7	1,091	35.3
Operating expenses:
Engineering	45	2.1	13	0.9	88	2.5	73	2.4
Sales and marketing	206	9.8	100	7.0	422	12.0	212	6.9
General and administrative	355	16.9	364	25.5	702	19.9	666	21.6
Total operating expenses	606	28.8	477	33.4	1,212	34.4	951	30.8
Income (loss) from operations	(811)	(38.6)	5	0.3	(1,047)	(29.7)	140	4.5
Other income (expense), net	(291)	(13.8)	199	13.9	(117)	(3.3)	247	8.0
Income (loss) before taxes	(1,102)	(52.4)	204	14.3	(1,164)	(33.0)	387	12.5
Provision for income taxes	-	-	-	-	-	-	-	-
Net income (loss)	$(1,102)	(52.4)%	$204	14.3%	$(1,164)	(33.0)%	$387	12.5%

Revenues:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Data storage revenues	$1,915	91.1%	$1,213	84.8%	$702	57.9%
Power supplies revenues	187	8.9	217	15.2	(30)	(13.8)
Revenues	$2,102	100.0%	$1,430	100.0%	$672	47.0%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Data storage revenues	$3,203	90.8%	$2,445	79.2%	$758	31.0%
Power supplies revenues	324	9.2	644	20.8	(320)	(49.7)
Revenues	$3,527	100.0%	$3,089	100.0%	$438	14.2%

The fluctuations in revenues for the three and six months ended June 30, 2026 compared to the prior year are attributable to the segment-specific factors described below.

Segment Revenue

Data Storage – For the three months ended June 30, 2026, data storage revenues were up 58% compared to the same quarter in 2025, which was attributable to an 80% increase in product revenue from higher shipments of our tape-based data storage products and solutions, offset in part by a 19% decrease in revenues from technical service and support contracts. For the six months ended June 30, 2026, data storage revenues were up 31% compared to the same period in 2025, which was attributable to a 46% increase in product revenue from higher shipments of our tape-based data storage products and solutions, offset in part by a 24% decrease in revenues from technical service and support contracts.

Power Supplies – The 14% and 50% decreases in power supplies revenues in the three-month and six-month periods ended June 30, 2026, respectively, compared to the prior-year periods were due to decreased customer demand and order fulfilment of our power supplies products.

Gross Profit:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Gross profit	$(205)	(9.8)%	$482	33.7%	$(687)	(142.5)%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Gross profit	$165	4.7%	$1,091	35.3%	$(926)	(84.9)%

The decreases in gross profit and gross margin percentage for the three- and six-month periods ended June 30, 2026 compared to the same periods in 2025 were due to a net realizable value charge of approximately $970,000 recorded in June 2026 on our slow-moving power supplies inventory due to the decreased demand from our customers in this segment. Excluding this charge, gross margin percentages were 36.4% and 32.2% for the three and six months ended June 30, 2026, respectively.

Operating Expenses:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Engineering	$45	2.1%	$13	0.9%	$32	246.2%
Sales and marketing	206	9.8	100	7.0	106	106.0
General and administrative	355	16.9	364	25.5	(9)	(2.5)
Total operating expenses	$606	28.8%	$477	33.4%	$129	27.0%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Engineering	$88	2.5%	$73	2.4%	$15	20.5%
Sales and marketing	422	12.0	212	6.9	210	99.1
General and administrative	702	19.9	666	21.6	36	5.4
Total operating expenses	$1,212	34.4%	$951	30.8%	$261	27.4%

Engineering. Engineering expenses for the three- and six-month periods ended June 30, 2026 were generally consistent with the corresponding prior-year periods, except that the prior-year periods included $31,000 of Employee Retention Credits (“ERCs”), which reduced engineering expenses in those prior year periods.

Sales and Marketing. Sales and marketing expenses increased for the three- and six-month periods ended June 30, 2026 compared with the corresponding prior-year periods due to higher marketing and promotional activities and trade show costs, as well as the absence of $63,000 and $119,000 of ERCs recorded in the prior-year three- and six-month periods, respectively, which reduced sales and marketing expenses in those prior year periods.

General and Administrative. General and administrative expenses for the three- and six-month periods ended June 30, 2026 were generally consistent with the corresponding prior-year periods, except that the six-month period ended June 30, 2025 included ERCs of $39,000, which reduced general and administrative expenses in that prior year period.

Other Income (Expense), net

Other income (expense), net for the three months ended June 30, 2026 included $10,000 of interest income and $301,000 of losses on marketable securities. Other income (expense), net for the three months ended June 30, 2025 included $35,000 of interest income, $8,000 of gains on foreign currency exchange, and $156,000 of gains on marketable securities. Other income (expense), net for the six months ended June 30, 2026 included $23,000 of interest income, $1,000 of losses on foreign currency exchange, and $139,000 of losses on marketable securities. Other income (expense), net for the six months ended June 30, 2025 included $76,000 of interest income, $27,000 of gains on foreign currency exchange, and $145,000 of gains on marketable securities.

Liquidity and Capital Resources

Cash and cash equivalents decreased $739,000 to $1,129,000 at June 30, 2026, from $1,868,000 at December 31, 2025.

Operating Activities

Net cash used in operating activities was $675,000 for the six months ended June 30, 2026, compared with cash provided by operating activities of $208,000 for the first half of 2025. Cash used in operating activities in 2026 was the result of net loss of $1,164,000, non-cash expenses of $18,000, non-cash losses on marketable securities of $139,000, and cash provided by changes in operating assets and liabilities of $332,000. Cash provided by operations in 2025 was the result of net income of $387,000, non-cash expenses of $100,000, gains on marketable securities of $204,000, and cash used in changes in operating assets and liabilities of $75,000.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2026 and 2025 consisted of $64,000 and $202,000, respectively, of net purchases of marketable securities.

Financing Activities

No cash was provided by or used in financing activities for the six months ended June 30, 2026. Cash used in financing activities for the six months ended June 30, 2025 consisted of $218,000 used to repurchase shares of the Company’s common stock under the Company’s Stock Repurchase Program (the “Stock Repurchase Program”). The Stock Repurchase Program, which was extended in March 2025, permits the repurchase of up to 100,000 shares of common stock through December 31, 2026. Share repurchases under the program are discretionary and may be suspended or discontinued at any time.

Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024

Results of Operations

	Years Ended December 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues
Data storage revenues	$5,520	83.7%	$5,086	63.2%
Power supplies revenues	1,075	16.3	2,958	36.8
Revenues	6,595	100.0	8,044	100.0
Cost of goods sold	4,510	68.4	5,586	69.4
Gross profit	2,085	31.6	2,458	30.6
Operating expenses:
Engineering	173	2.6	395	4.9
Sales and marketing	689	10.4	963	12.0
General and administrative	1,563	23.7	1,570	19.5
Total operating expenses	2,425	36.8	2,928	36.4
Loss from operations	(340)	(5.2)	(470)	(5.8)
Other income, net	413	6.3	2	0.0
Income (loss) before taxes	73	1.1	(468)	(5.8)
Provision for income taxes	3	0.0	3	0.0
Net income (loss)	$70	1.1%	$(471)	(5.9)%

	Years Ended December 31,
	2025		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Data storage revenues	$5,520	83.7%	$5,086	63.2%	$434	8.5%
Power supplies revenues	1,075	16.3	2,958	36.8	(1,883)	(63.7)
Revenues	$6,595	100.0%	$8,044	100.0%	$(1,449)	(18.0)%

The fluctuations in revenues for the year ended December 31, 2025 compared to the prior year are attributable to the segment-specific factors described below.

Segment Revenue

Data Storage – For the year ended December 31, 2025, data storage revenues increased 9% compared to 2024, attributable to a 14% increase in product revenues, offset in part by a 9% decrease in revenues from technical service and support contracts.

Power Supplies – The 64% decrease in power supplies revenues for the year ended December 31, 2025 compared to 2024 was due to decreased customer demand and order fulfillment of our power supplies products, caused primarily by the loss of a large customer.

Gross Profit

	Years Ended December 31,
	2025		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Gross Profit	$2,085	31.6%	$2,458	30.6%	$(373)	(15.2)%

Gross profit for the year ended December 31, 2025 decreased 15% compared to 2024 due to lower revenues, while gross margin percentage increased slightly to 31.6% from 30.6% due to favorable changes in the mix of sales of data storage products and power supplies products sold.

Operating Expenses

	Years Ended December 31,
	2025		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Engineering	$173	2.6%	$395	4.9%	$(222)	(56.2)%
Sales and marketing	689	10.4	963	12.0	(274)	(28.5)
General and administrative	1,563	23.7	1,570	19.5	(7)	(0.4)
Total operating expenses	$2,425	36.8%	$2,928	36.4%	$(503)	(17.2)%

Engineering. Engineering expenses decreased 56% for the year ended December 31, 2025 compared to 2024, due to a decrease in power supplies engineering employees and consultants engaged.

Sales and Marketing. Sales and marketing expenses decreased 29% for the year ended December 31, 2025 compared to 2024 due to lower compensation costs on lower headcount of sales employees and consultants.

General and Administrative. General and administrative costs for the year ended December 31, 2025 were flat with 2024.

Other Income (Expense), net

Other income (expense), net for the year ended December 31, 2025 included $115,000 of interest income, $31,000 of gains on foreign currency exchange, and $268,000 of net gains on marketable securities. Other income (expense) for the year ended December 31, 2024 included $80,000 of interest income, $28,000 of losses on foreign currency exchange, and $49,000 of net losses on marketable securities.

Liquidity and Capital Resources

Cash and cash equivalents decreased $535,000 to $1,868,000 at December 31, 2025, from $2,403,000 at December 31, 2024.

Operating Activities

Net cash provided by operating activities was $316,000 for the year ended December 31, 2025, compared with $222,000 for 2024. Cash provided by operating activities in 2025 was the result of net income of $70,000, non-cash expenses of $200,000 (consisting primarily of $191,000 of stock-based compensation expense and $7,000 of depreciation and amortization), non-cash gains on marketable securities of $268,000, and cash provided by changes in operating assets and liabilities of $314,000, including a $596,000 decrease in inventories and a $6,000 decrease in accounts receivable, partially offset by a $153,000 decrease in accounts payable and a $75,000 decrease in deferred service revenue. Cash provided by operating activities in 2024 was the result of net loss of $471,000, non-cash expenses of $196,000, non-cash losses on marketable securities of $49,000, and cash provided by changes in operating assets and liabilities of $448,000, including a $1,493,000 decrease in accounts receivable and a $75,000 decrease in inventories, partially offset by a $976,000 decrease in accounts payable.

Investing Activities

Cash used in investing activities for the year ended December 31, 2025 consisted of $633,000 of net purchases of marketable securities. Cash provided by investing activities for the year ended December 31, 2024 consisted of $49,000 of proceeds from net sales of marketable securities. For the six months ended June 30, 2026 and 2025, cash used in investing activities consisted of $64,000 and $202,000, respectively, of net purchases of marketable securities.

Financing Activities

Cash used in financing activities for the years ended December 31, 2025 and 2024 consisted of $218,000 and $143,000, respectively, used to repurchase shares of the Company’s common stock under the Stock Repurchase Program. No cash was provided by or used in financing activities for the six months ended June 30, 2026. Cash used in financing activities for the six months ended June 30, 2025 consisted of $218,000 used to repurchase shares of the Company’s common stock under the Stock Repurchase Program.

Sources of Liquidity and Capital.

The Company’s primary sources of liquidity are its existing cash and cash equivalents, marketable securities, and cash generated from operations. The Company does not currently have any bank credit facilities, revolving lines of credit, or other external debt financing arrangements. The Company has no outstanding indebtedness as of the date of this Registration Statement.

The Company’s marketable securities consist of equity securities classified as available-for-sale and recorded at fair value. As of June 30, 2026 and December 31, 2025, the Company held $868,000 and $943,000, respectively, in marketable securities, which are subject to market risk and may fluctuate in value. These securities provide an additional source of liquidity that could be accessed through market sales, subject to market conditions.

Material Cash Requirements and Contractual Obligations

The Company’s material cash requirements include the following:

Lease Obligations. The Company leases its headquarters and main facility, a 9,910 square-foot office and warehouse in Camarillo, California, under a lease extended through July 31, 2027 at $13,296 per month with a 3% annual step-up. The Company also leases a 560 square-foot office in Singapore on a month-to-month basis for approximately $1,600 per month. Total future minimum lease payments under these leases are approximately $259,000 as of December 31, 2025.

Operating Expenses. The Company requires cash to fund its ongoing operations, including employee compensation, marketing and sales activities, engineering, and general and administrative costs. The Company’s total operating expenses for the year ended December 31, 2025 were $2,425,000.

Capital Expenditures. The Company’s capital expenditure requirements are minimal. The Company did not make any material capital expenditures during the year ended December 31, 2025, and does not expect material capital expenditure requirements in the near term.

Public Company Costs. Upon effectiveness of this Registration Statement, the Company expects to incur significant incremental costs associated with being a reporting company under the Exchange Act, including audit and accounting fees, legal fees, SEC filing fees, directors’ and officers’ liability insurance premiums, investor relations activities, and compliance costs.

Capital Sufficiency

We believe that our existing cash and cash equivalents, marketable securities, and cash flows from our operating activities will be sufficient to fund our working capital, capital expenditure needs, lease obligations, and anticipated incremental public company costs for at least twelve months from the date of this Registration Statement. This belief is based on our current operating plan, which assumes continuation of current revenue trends in our data storage segment, management of operating expenses at or below current levels, and no significant unanticipated expenditures.

However, if we experience a sustained decline in revenues, a significant increase in operating expenses, or if we pursue acquisitions or strategic investments, we may require additional capital. The Company does not currently have any committed external sources of financing, and there can be no assurance that additional funding will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are unable to generate sufficient cash from operations or obtain additional financing, we may be required to reduce or delay planned expenditures, curtail our growth strategy, or take other actions that could adversely affect our business.

We may utilize cash to invest in or acquire businesses, products or technologies that we believe are additive to the strategic expansion of the Company. We periodically evaluate other companies and technologies for possible investment or acquisition. In addition, we have made, and may in the future make, investments in companies with whom we have identified potential synergies. However, we have no present commitments or agreements with respect to any material investment in or acquisition of other businesses or technologies.

Off-Balance Sheet Arrangements

As of December 31, 2025 and June 30, 2026, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The Company’s financial statements are prepared in accordance with U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Actual results could differ from those estimates.

Management believes the Company’s significant accounting policies include revenue recognition, related-party transaction accounting, fair value of financial instruments, stock-based compensation, debt and conversion feature evaluation, income taxes, and going concern assessment. These accounting policies are described in the notes to the Company’s financial statements included elsewhere in this Registration Statement.

ITEM 3. PROPERTIES.

Qualstar’s headquarters and main facility is located in Camarillo, California. The facility is 9,910 square feet, and the lease has been extended through July 31, 2027. Rent on this facility is approximately $13,000 per month. Qualstar permits Interlink to use a portion of the facility and is reimbursed for the space and related expenses on a monthly basis.

Through July 31, 2026, the Company leased a 1,400 square-foot office facility in Camarillo, California on a month-to-month basis. The rent on this facility was $1,900 per month.

Qualstar leases a 560 square-foot office in Singapore on a month-to-month basis for approximately $1,600 per month.

Qualstar previously leased a 7,287 square-foot facility in Shenzhen, China for approximately $3,500 per month under a lease that expired in May 2024.

Under a mutual facilities sharing agreement, Qualstar previously used portions of Interlink’s offices in Irvine, California and Bellevue, Washington. Through December 31, 2025, Qualstar used a portion of Interlink’s Irvine office and paid a facility usage fee of approximately $1,600 per month; from July 2024 to March 2025, it used a portion of Interlink’s Bellevue office and paid approximately $4,300 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2026 for:

•each person (or group of affiliated persons) who we know beneficially owns more than 5% of our common stock;

•each of our directors;

•each of the named executive officers; and

•all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as indicated by footnote, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. The percentage of shares beneficially owned is based on 4,130,159 shares of common stock outstanding as of September 30, 2026. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2026, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. The address for those individuals for which an address is not otherwise indicated is: c/o Qualstar Corporation, 1267 Flynn Road, Camarillo, California 93012.

Security Ownership Table

			Beneficial Ownership
Name	Common Shares Owned	Options Exercisable Within 60 Days(1)	Number	Percent
BKF Asset Holdings, Inc.(2)	2,670,270	–	2,670,270	64.7%
Steven N. Bronson(3)	3,196,470	600,000	3,796,470	80.3%
David J. Wolenski	20,612	15,000	35,612	*
Ryan Hoffman	–	–	–	*
All directors and executive officers as a group (3 persons)	3,217,082	615,000	3,832,082	80.8%

*Less than 1.0%

1)Represents shares that may be acquired upon exercise of stock options which are either currently vested or will vest within 60 days of September 30 , 2026.

2)Based on information contained in reports filed with the SEC, BKF Asset Holdings, Inc. is the owner of 2,670,270 shares of Qualstar common stock. As the sole stockholder of BKF Asset Holdings, Inc., BKF Capital may be deemed to beneficially own the shares held by BKF Asset Holdings, Inc. Steven N. Bronson is the Chairman of the Board, Chief Executive Officer and majority stockholder of BKF Capital and the Chief Executive Officer and sole director of BKF Asset Holdings, Inc.

3)Based on information contained in reports filed with the SEC, Mr. Bronson directly owns 526,200 shares of common stock and 600,000 shares of common stock underlying currently exercisable stock options Mr. Bronson received in his capacity as an executive officer of the Company. By virtue of his relationships with BKF Asset Holdings, Inc. and BKF Capital discussed above in footnote (2), Mr. Bronson may be deemed to beneficially own the shares of common stock owned by BKF Asset Holdings, Inc. Consequently, Mr. Bronson may be deemed to beneficially own an aggregate of 3,796,470 shares of common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Identification of Directors and Executive Officers.

The following sets forth information regarding the Company’s directors and executive officers as of September 30, 2026.

Directors and Executive Officers

Name	Age	Position(s)
Steven N. Bronson	61	Chief Executive Officer and President and Director
David J. Wolenski	64	Director
Ryan Hoffman	48	Acting Chief Financial Officer

Biographies:

Steven N. Bronson. Mr. Bronson has served as our Chief Executive Officer and a member of our board since July 3, 2013. Mr. Bronson has over 40 years of business and entrepreneurial experience with a strong background in investment banking, operations and management. Mr. Bronson has been Chairman and President and Chief Executive Officer of BKF Capital (OTCMKTS: BKFG), a publicly traded company operating through its wholly owned subsidiary, BKF Asset Holdings, Inc., which invests in publicly and privately owned businesses, since September 2008. In addition, he has served as Chairman and Chief Executive Officer of Interlink Electronics, Inc. (Nasdaq: LINK) (“Interlink”), a leading global provider of advanced sensing technologies and printed electronics solutions that enable Human-Machine Interface devices and Internet-of-Things applications. Mr. Bronson also serves as Chairman and President and Chief Executive Officer of Ridgefield Acquisition Corp. a public shell that is seeking a merger, acquisition, or business combination with a viable operating entity.

David J. Wolenski. Mr. Wolenski currently serves as President of Electro-Mechanical Products, Inc. (“EMP”), a privately held company engaged in the manufacture of precision-machined components and thermal management systems for the semiconductor, laser, and medical device industries. He has been a director on EMP’s board since August 2000.  From 1996 to 2000, Mr. Wolenski was Chief Executive Officer of OZO Automation, Inc. (OTCBB:OZOA), a publicly traded company that produced robotic workstations for the electronics industry. In addition, he has also served as a member of the board of directors of Interlink since 2020. His past board affiliations have included OZO Automation, Inc. where he was a director from 1996-1999, and Bio-Medical Automation, Inc., where he was a director from 1999-2000. Mr. Wolenski holds a BS degree in Mechanical Engineering from the University of Colorado at Boulder (1983), and an MBA from the University of Colorado at Denver (1990).

Ryan Hoffman. Mr. Hoffman has served as our Acting Chief Financial Officer since March 2024.  Since 2020, Mr. Hoffman has also served as Chief Financial Officer of Interlink following 20 years of public accounting and professional services experience at global public accounting firms, including 16 years at RSM (having served as an audit partner) and four years at Ernst & Young. Ryan graduated from Chapman University with a degree in accounting and is a licensed CPA (inactive). He is also the Chief Financial Officer of BKF Capital.

Significant Employees.

None.

Family Relationships.

None.

Involvement in Certain Legal Proceedings.

None of the Company’s directors or executive officers has been involved in any legal proceedings required to be disclosed pursuant to Item 401(f) of Regulation S-K during the past ten years.

Audit Committee.

The Company does not currently maintain a separately designated audit committee. The functions typically performed by an audit committee are presently performed by the Board.

Code of Ethics.

The Company has not yet adopted a formal written code of ethics applicable to its principal executive officer, principal financial officer, or principal accounting officer. The Company may adopt such policies and procedures in the future as its operations and reporting obligations continue to expand.

ITEM 6. EXECUTIVE COMPENSATION

Overview

Qualstar’s executive compensation program is based on the following principles:

•Compensation fosters the long-term focus required for Qualstar’s success. In general, the compensation of Company executives includes longer-term incentives because they are in a greater position to influence longer-term results.

•Compensation reflects the level of job responsibility, individual performance, and Company performance. As employee’s progress to higher levels in the organization, an increasing proportion of their pay should be linked to Company performance and stockholder returns because those employees are more able to affect Qualstar’s operating results.

•Compensation reflects the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other employers who compete with us for talent.

•While compensation programs and individual pay levels will always reflect differences in job responsibilities, geographies and marketplace considerations, the overall structure of the compensation and benefit programs should be broadly similar and equitable across the organization.

Summary Compensation Table

The following table shows information about the compensation awarded to, earned by and paid to Mr. Steven N. Bronson and Mr. Ryan Hoffman (collectively referred to as our “named executive officers”) during the years ended December 31, 2025 and 2024. Messrs. Bronson and Hoffman were the Company’s only two “named executive officers,” as defined under Item 402 of Regulation S-K promulgated by the SEC, for such fiscal years.

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards (2)	All Other Compensation (3)	Total
Steven N. Bronson	2025	$250,000	$-	$-	$1,188	$251,188
Chief Executive, Officer and President	2024	250,000	-	371,000	774	621,774

Ryan Hoffman	2025	$126,175	$-	$-	$2,793	$128,967
Acting Chief Financial Officer	2024	81,926	-	-	1,396	83,322

(1)The amounts shown in this column reflect discretionary bonuses paid to the named executive officers.

(2)The amounts shown in this column represent the aggregate grant date fair value of the equity-based compensation granted to the named executive officers as computed in accordance with FASB ASC Topic 718. Pursuant to SEC rules, these amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the aggregate grant date fair value of the awards reported in the column are set forth in our financial statements included in this Registration Statement. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the named executive officers for the awards.

(3)The amounts shown in this column represent the taxable cost of group term life insurance coverage, 401(k) employer matching contributions, and other miscellaneous compensation.

Components of Executive Compensation

For the twelve months ended December 31, 2025, the principal components of compensation for named executive officers were: (1) base salary, (2) performance-based incentive compensation, (3) long-term equity incentive compensation, (4) personal benefits, and (5) other compensation. In determining the amount and relative allocation among each component of compensation for each named executive officer, the Board (or in the case of Mr. Bronson, Mr. Wolenski, as the sole non-executive director on the Board) considered, among other factors, the Company’s and each executive officer’s experience level and historical performance, compensation paid by companies comparable in size to Qualstar, data obtained from management’s recruitment activities, historical rates of executive compensation, Company revenues and profitability, and alignment with the Company’s overall compensation philosophy.

Base Salary. Base salaries were set at levels that the Board deemed to be sufficient to attract and retain highly talented executive officers capable of fulfilling the Company’s key objectives. Base salaries were also set with the goal of rewarding executive officers on a day-to-day basis for their time and services while encouraging them to strive for performance-based and long-term incentives.

Performance-Based Incentive Compensation. The Company utilizes an annual discretionary cash bonus program, which is intended to reward executive officers based on the Company’s overall performance and the individual named executive officer’s contributions to that performance. In determining an annual discretionary bonus for each named executive officer, we evaluate performance as measured against certain objective financial metrics as well as individual performance goals. We believe that the performance-based incentive compensation provides incentives that are necessary to retain executives and reward them for our short-term performance in the pursuit of our larger business objectives and is designed to provide for a portion of our cash compensation for named executive officers to be variable based upon Company and individual performance.

Long-Term Equity Incentive Compensation. The Company has a long-term equity incentive plan, which is intended to retain executive officers and reward executive officers based on the Company’s performance. Equity incentives, such as stock options and restricted stock awards, have been granted to executive officers as long-term incentives in order to align executives’ performance with the interests of the Company’s stockholders and also to encourage retention. No equity incentives were granted to executive officers in the twelve months ended December 31, 2025.

Personal Benefits. As employees, the Company’s executives are eligible to participate in health and welfare benefits, as offered to our general workforce, designed to attract and retain a skilled workforce in a competitive marketplace. These benefits help ensure that the Company has a healthy and focused workforce through reliable and competitive health and other personal benefits. These benefits were considered in relation to the total compensation package but did not materially impact decisions regarding other elements of executive officer compensation.

The Company also maintains a tax-qualified retirement plan (“401(k) Plan”) that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All employees are eligible to participate in the 401(k) Plan following three months of service of employment and may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the annual IRS maximum. The Company makes matching contributions in an amount equal to 50% of compensation contributed by eligible participants, up to $5,000 per participant per year.

Employment Agreement with Steven N. Bronson

Effective February 1, 2024, the Company entered into an employment agreement with Mr. Bronson (the “Employment Agreement”), replacing a prior agreement, pursuant to which Mr. Bronson continued to serve as the Company’s Chief Executive Officer and President. As since amended, the Employment Agreement expires on January 31, 2027. The Employment Agreement expressly provides that Mr. Bronson is not required to devote his full business time and energies to the Company, but is required to use his best efforts, skills and abilities to perform his duties and obligations to the Company.

The Employment Agreement provides for Mr. Bronson to receive an annual base salary of $250,000, and he is eligible to earn an annual bonus of up to 50% of his base salary based on the Company’s achievement of financial objectives established by the Board and Mr. Bronson’s achievement of agreed personal business objectives, with any bonus determined in the sole discretion of the Board. Mr. Bronson is also eligible to participate in benefit plans generally available to officers of the Company and to accrue five weeks of paid time off per year, subject to a maximum accrual of 300 hours.

In connection with the execution of the Employment Agreement, on February 13, 2024, the Company granted Mr. Bronson a non-qualified stock option to purchase 300,000 shares of the Company’s common stock at an exercise price of $1.48 per share. The option vested with respect to 150,000 shares on each of February 1, 2025 and February 1, 2026 and expires on February 13, 2034, subject to earlier termination in accordance with its terms.

Under the terms of the Employment Agreement, Mr. Bronson is entitled to terminate his employment upon at least 90 days’ written notice, and the Company can terminate his employment for Cause or without Cause. If Mr. Bronson’s employment is terminated by the Company without “Cause” or by Mr. Bronson for “Good Reason” (as such terms are defined), he is entitled, subject to execution and non-revocation of a separation agreement containing a release of claims and compliance with his obligations to the Company, to receive (i) 12 months of base salary, (ii) a pro-rated portion of his bonus for the applicable year, (iii) Company-paid COBRA benefits for up to 12 months and (iv) accelerated vesting of all outstanding unvested equity awards. Upon termination due to death or disability, Mr. Bronson or his beneficiaries are entitled, subject to the applicable conditions, to accelerated vesting of outstanding unvested equity awards and a pro-rated portion of his annual bonus.

The Employment Agreement also provides that if, within 180 days following a “Change in Control” (as defined), Mr. Bronson’s employment is terminated by the Company without Cause or by Mr. Bronson for Good Reason, he is entitled, subject to the applicable conditions, to the severance benefits described above. The agreement contains customary confidentiality and proprietary information provisions that survive termination of employment.

Outstanding Equity Awards at Year Ending December 31, 2025

The following table provides information regarding outstanding equity awards held by each named executive officer as of December 31, 2025.

Outstanding Equity Awards at December 31, 2025

	Option Awards
	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)	Option Expiration Date
Name	Exercisable		Unexercisable
Steven N. Bronson	150,000	(1)	150,000	1.48	February 13, 2034
	300,000	(2)	-	2.36	August 3, 2027
Ryan Hoffman	-		-	-	-

(1)This option was granted on February 13, 2024. Of the 300,000 shares underlying the option, 150,000 vested on February 1, 2025, and the remaining 150,000 vested on February 1, 2026.

(2)This option was granted on August 3, 2017 and is fully vested.

The table below sets forth cash compensation earned by each person who served as a non-employee director of our Board of Directors during the fiscal year ending December 31, 2025. Steven N. Bronson, who is our Chief Executive Officer, was an employee during the fiscal year ending December 31, 2025, and received no additional compensation for his service as a member of our Board of Directors. The compensation received by Mr. Bronson as a named executive officer of the Company is presented in “Executive Compensation—Summary Compensation Table” above.

Director Compensation Table for the Twelve Months Ended December 31, 2025
Name	Fees Earned or Paid in Cash	Stock Awards	Total

David J. Wolenski	$10,000	$5,000	$15,000

Mr. Wolenski, the sole non-employee director, was awarded 2,070 shares of common stock on July 15, 2025 pursuant to the Company’s outside director compensation policy.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

During the past two fiscal years and through the date of this Registration Statement, the Company has engaged in various transactions involving related persons, including transactions involving former management, control persons, affiliated entities, and current management.

Interlink Electronics, Inc.

Interlink is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also Chairman of the Board, President and Chief Executive Officer of Interlink, and Ryan J. Hoffman, our Acting Chief Financial Officer, is also the Chief Financial Officer of Interlink. Mr. Bronson, together with BKF Capital (which he controls), has a controlling interest in both Qualstar and Interlink. We have a mutual facilities sharing agreement with Interlink under which (i) we allow Interlink to use of a portion of our Camarillo, California office and warehouse facility, and Interlink allowed us to use (while Interlink occupied such facilities) a portion of its former office facilities in Irvine, California and Bellevue, Washington; and (ii) we have agreed to split substantially all rent and facilities-related costs for each location on an apportioned basis according to the approximate relative usage levels by each entity. In addition, we have a mutual consulting agreement with Interlink under which certain of our respective employees and/or independent contractors provide certain operational, sales, marketing, general and administrative services to the other entity. Qualstar and Interlink have also agreed to reimburse, or be reimbursed by, one another for certain expenses paid by one company on behalf of the other.

BKF Capital Group, Inc.

BKF Capital is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also the Chief Executive Officer and Chairman of the Board of BKF Capital, and Ryan J. Hoffman, our Acting Chief Financial Officer, is also the Chief Financial Officer of BKF Capital. BKF Capital, together with Mr. Bronson, has a controlling interest in Qualstar.

Ridgefield Acquisition Corp.

Ridgefield Acquisition Corp. (OTCMKTS: RDGA) (“Ridgefield”) is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also the Chief Executive Officer and Chairman of the Board of Ridgefield as well as Ridgefield’s largest shareholder. Ryan J. Hoffman, our Chief Financial Officer, is also the Chief Financial Officer of Ridgefield. In September 2022, the Company executed an unsecured Revolving Promissory Note with Ridgefield (the “Ridgefield Note”). Under the terms of the Ridgefield Note, the Company may (but is not required to) make loans to Ridgefield from time to time upon request by Ridgefield, up to a maximum principal amount of $250,000. The Ridgefield Note may be prepaid by Ridgefield at any time without penalty and is repayable on demand by the Company. The Ridgefield Note provides for interest to accrue on the outstanding principal balance at a rate of 10% per annum compounded quarterly. Ridgefield borrowed $50,000 under the Ridgefield Note in 2022, $50,000 in 2023, $10,000 in 2024, and $75,887 in 2025. The balance of principal and accrued interest on the Ridgefield Note was $185,887 and $36,709, respectively, at December 31, 2025; and was $110,000 and $19,946, respectively, at December 31, 2024 (classified in Prepaid Expenses and Other Current Assets on our consolidated balance sheets).

Cost-Sharing Arrangements

We have entered into the following cost-sharing arrangements with Interlink and BKF Capital:

Facilities Agreements

Camarillo, California Facility: We have a facilities agreement with Interlink to allow them to use a portion of the office and warehouse facility leased by us in Camarillo, California, and we have agreed to split substantially all rent and lease-related costs on an apportioned basis according to the approximate relative usage levels by each entity. For the years ended December 31, 2025 and 2024, we billed Interlink $85,000 and $79,000, respectively, for its use of our Camarillo facility.

Irvine, California Facility: We entered into facilities agreements with both Interlink and BKF Capital to allow each of them the use of a portion of the office previously leased by us in Irvine, California, under which we agreed to split substantially all rent and lease-related costs on an apportioned basis according to the approximate relative usage levels by each entity. For the years ended December 31, 2025 and 2024, Interlink billed us $21,000 and $19,000, respectively, for our use of Interlink’s former Irvine office facility.

Bellevue, Washington Facility: We entered into a facilities agreement with Interlink to allow us to use a portion of the office previously leased by Interlink in Bellevue, Washington, under which we agreed to split substantially all rent and lease-related costs on an apportioned basis according to the approximate relative usage levels by each entity. For the years ended December 31, 2025 and 2024, Interlink billed us $17,000 and $17,000, respectively, for our use of Interlink’s former Bellevue office facility.

Consulting Agreements. We have entered into various consulting agreements with Interlink pursuant to which certain of the parties’ respective employees and independent contractors provide operational, sales, marketing, general and administrative services to the other entity. Interlink provided such consulting services to us in the amounts of $288,000 and $335,000 for the years ended December 31, 2025 and 2024, respectively. Qualstar provided such consulting services to Interlink in the amounts of $59,000 and $58,000 for the years ended December 31, 2025 and 2024, respectively.

Expense Reimbursements. Interlink, Qualstar and BKF Capital occasionally pay expenses on behalf of one another, for which each party reimburses the other party correspondingly. We incurred reimbursable expenses on behalf of Interlink in the amounts of $43,000 and $21,000 for the years ended December 31, 2025 and 2024, respectively. Interlink incurred reimbursable expenses on behalf of us in the amounts of $102,000 and $79,000 for the years ended December 31, 2025 and 2024, respectively. Expenses incurred by us and BKF Capital on behalf of the other party were immaterial for years ended December 31, 2025 and 2024.

Director Independence

The Company current has two members of its Board of Directors. The Board of Directors has determined that David Wolenski qualifies as an “independent director” under generally recognized corporate governance standards applicable to public companies. Steven N. Bronson is the Company’s Chief Executive Officer and President, and as such does not qualify as an independent director.

Other than the transactions described above, there have been no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transactions, in which the Company was or is to be a participant and in which any director, executive officer, or beneficial owner of more than five percent (5%) of the Company’s common stock had or will have a direct or indirect material interest that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Policies and Procedures for Related-Party Transactions

The Company does not currently have formal written policies or procedures governing the review, approval, or ratification of related-party transactions. In practice, the Company’s Board of Directors reviews and approves all related-party transactions and matters involving potential conflicts of interest, with consideration given to the fairness of the transaction, the best interests of the Company, and applicable legal and regulatory requirements.

ITEM 8. LEGAL PROCEEDINGS.

The Company is not currently a party to any material pending legal proceedings. To the knowledge of management, there are no material legal proceedings threatened or contemplated against the Company by any governmental authority or third party.

There are no material legal proceedings pending against any director or executive officer of the Company that are required to be disclosed pursuant to Item 401(f) of Regulation S-K. None of the Company’s directors or executive officers is a party adverse to the Company in any material legal proceeding.

The Company is not subject to any material environmental, regulatory, or administrative proceedings arising out of its current operations. The Company may, from time to time, become involved in claims or proceedings arising in the ordinary course of business; however, management does not believe that any such matters, individually or in the aggregate, would have a material adverse effect on the Company’s financial condition, results of operations, or business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company’s common stock is currently quoted on the OTC Markets Group Inc. under the trading symbol “QBAK.”

The OTC Markets is a decentralized dealer market and may be subject to limited liquidity, limited trading volume, and significant price volatility. Investors may experience difficulty reselling shares of the Company’s common stock at desired prices or at all.

As of September 30, 2026, the Company had 4,130,159 shares of common stock outstanding and there were approximately 10 holders of record of the Company’s common stock. The number of record holders does not include beneficial owners whose shares are held in street name by brokers, dealers, banks, or other nominees.

The following sets forth the high and low bid prices for the Company’s common stock for the periods indicated, as reported by the OTC Markets Group. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 2026

●First Quarter: High $6.92, Low $4.83

●Second Quarter: High $11.40, Low $3.05

Fiscal Year Ended December 31, 2025

●First Quarter: High $2.17, Low $1.27

●Second Quarter: High $2.75, Low $1.83

●Third Quarter: High $5.38, Low $2.33

●Fourth Quarter: High $6.58, Low $4.58

Fiscal Year Ended December 31, 2024

●First Quarter: High $2.50, Low $1.37

●Second Quarter: High $2.50, Low $1.78

●Third Quarter: High $2.16, Low $1.21

●Fourth Quarter: High $1.53, Low $1.08

Equity Compensation Plan Information

The following table provides additional information regarding Qualstar’s equity compensation plans as of December 31, 2025:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	$633,900	$1.95	266,100
Equity compensation plans not approved by security holders	-	-	-
Totals	$633,900	$1.95	266,100

(1)Includes shares subject to stock options granted under the 2017 Stock Incentive Plan and the 2008 Stock Incentive Plan as of December 31, 2025.

Dividends

The Company has never declared or paid cash dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. The payment of dividends, if any, will be at the discretion of the Company’s Board of Directors and will depend upon the Company’s financial condition, results of operations, capital requirements, contractual restrictions, and other factors deemed relevant by the Board.

Transfer Agent

The Company’s transfer agent and registrar is:

Colonial Stock Transfer Company
7840 S 700 E
Sandy, UT 84070
Telephone: +1 (801) 355-5740

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

There were no sales of unregistered securities by the Company during the period covered by this Registration Statement.

ITEM 11. DESCRIPTION OF SECURITIES

The following summary of the Company’s securities does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended, and the Company’s Bylaws, as amended.

Authorized Capital Stock

The aggregate number of shares that the Company is authorized to issue is Fifty-Five Million (55,000,000) shares, consisting of:

•Fifty Million (50,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”); and

•Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable in one or more series as determined by the Board of Directors.

As of September 30, 2026, the Company had:

•4,130,159 shares of Common Stock issued and outstanding; and

•zero shares of Preferred stock issued and outstanding.

Common Stock

Holders of the Company’s Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except as otherwise required by law or as provided by the terms of any outstanding series of Preferred Stock.

Subject to any preferential rights of outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has never declared or paid cash dividends on its Common Stock.

In the event of liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of any liquidation preferences of outstanding preferred stock.

Holders of Common Stock do not have cumulative voting rights, preemptive rights, subscription rights, redemption rights, or sinking fund rights. All outstanding shares of Common Stock are fully paid and non-assessable. Our Bylaws provide that any action required or permitted to be taken by the stockholders must be effected only at a duly called annual or special meeting and may not be effected by written consent.

Preferred Stock

The Company’s Articles of Incorporation allow for the issuance of up to 5,000,000 shares of Preferred Stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of Preferred Stock without any vote or action by the stockholders. The Board is expressly authorized to determine, with respect to any series of Preferred Stock, among other things: (a) the voting powers, if any; (b) the rate or rates of dividends, if any, and whether dividends shall be cumulative or non-cumulative; (c) the conversion, exchange, or redemption rights, if any; (d) the rights and preferences upon liquidation, dissolution, or winding-up; and (e) any other designations, powers, preferences, and relative, participating, optional, or other special rights. There are currently no outstanding shares of Preferred Stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.138 of the Nevada Revised Statutes provides that directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation. A director or officer is not individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer unless that presumption is rebutted and it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) such breach involved intentional misconduct, fraud or a knowing violation of law.

This provision limits the potential liability of directors and officers for monetary damages resulting from suits alleging a breach of fiduciary duty. As a consequence of this provision, stockholders of the Company generally will be unable to recover monetary damages against directors or officers for actions or omissions that may constitute negligence or gross negligence in the performance of their duties unless the requirements described above are satisfied. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duties and does not eliminate or limit the right of the Company or any stockholder to seek injunctive or other non-monetary relief in the event of a breach of fiduciary duty.

The Company’s Articles of Incorporation eliminate, to the fullest extent permitted by the NRS, the personal liability of the Company’s directors and officers to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law. The Articles provide for mandatory indemnification of directors and officers against all liabilities and expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred in connection with a threatened, pending, or completed proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The Articles also provide for advancement of expenses upon receipt of an undertaking to repay the amounts if it is ultimately determined that the person is not entitled to indemnification. Section 78.7502 of the Nevada Revised Statutes further provides for discretionary indemnification of directors, officers, employees and agents under specified circumstances, including where the person is not liable pursuant to NRS 78.138 or acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Our Bylaws provide mandatory indemnification of directors and officers against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with proceedings. Indemnification is mandatory unless a determination is made under applicable law that the indemnitee is not entitled to indemnification, and any such denial requires a specific finding, based on clear and convincing evidence, that the conduct constituted intentional misconduct, fraud, or a knowing violation of law. Under the Bylaws, the Company must advance expenses upon receipt of a written undertaking to repay the amounts if indemnification is ultimately unavailable, and advancement continues through all levels of appeal. Additionally, our Bylaws exculpate directors and officers from personal liability to the fullest extent permitted by law, subject to the exceptions described above. These indemnification and advancement rights are contractual, vest upon commencement of service, and continue thereafter, including after service ends.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against the public policy as expressed in the Securities Act and is therefore unenforceable.

We have obtained liability insurance for the benefit of our directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the registrant (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be filed as part of this Registration Statement are included in Item 15 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not had any change in its independent registered public accounting firm, and there have been no disagreements between the Company and its independent registered public accounting firm on any matter of accounting principles, practices, or financial statement disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of the Company are filed as part of this Registration Statement:

Audited Financial Statements:
(i)	Balance Sheets as of December 31, 2025 and December 31, 2024;
(ii)	Statements of Operations for the years ended December 31, 2025 and December 31, 2024
(iii)	Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2025 and December 31, 2024
(iv)	Statements of Cash Flows for the years ended December 31, 2025 and December 31, 2024; and
(v)	Notes to Financial Statements.
Unaudited Interim Financial Statements:
(i)	Balance Sheets as of June 30, 2026 and December 31, 2025;
(ii)	Statements of Operations for the three and six months ended June 30, 2026 and 2025;
(iii)	Statements of Changes in Stockholders’ Equity (Deficit) for the three and six months ended June 30, 2026 and 2025;
(iv)	Statements of Cash Flows for the six months ended June 30, 2026 and 2025; and
(v)	Notes to Unaudited Interim Financial Statements.

The Company’s financial statements have been audited by an independent registered public accounting firm, whose report is included herein.

(b) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
3.1	Articles of Incorporation of Qualstar Corporation.*
3.2	Bylaws of Qualstar Corporation.*
10.1	Employment Agreement, dated February 13, 2024, by and between Qualstar Corporation and Steven N. Bronson.*
10.2	Extension Agreement, dated October 12, 2026, by and between Qualstar Corporation and Steven N. Bronson.*
10.3

Standard Industrial/Commercial Multi-Tenant Lease – Gross, dated as of February 14, 2019, between Qualstar Corporation and Flynn-Adolfo Associates, LP., incorporated by reference to Exhibit 10.1 to Qualstar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2019.

10.4	Second Amendment to Leases, dated as of February 5, 2024, by and between Qualstar Corporation and Flynn-Adolpho Associates, LP.*
10.5	Qualstar Corporation 2017 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 to Qualstar’s report on Form 8-K/A dated June 13, 2017.
10.6

Amendment to Qualstar Corporation 2017 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 to Qualstar’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2019.

21.1	List of Subsidiaries.*

* Filed herewith.

All schedules and exhibits not listed above are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QUALSTAR CORPORATION

Dated: November 4, 2026	/s/ Steven N. Bronson
Steven N. Bronson
Chief Executive Officer

QUALSTAR CORPORATION

INDEX TO FINANCIAL STATEMENTS

Qualstar Corporation and Subsidiaries

Annual Report

For the Year Ended December 31, 2025

Qualstar Corporation

1267 Flynn Road

Camarillo, CA 93012

Phone: +1 (805) 583-7744

www.qualstar.com

QUALSTAR CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Qualstar Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qualstar Corporation (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ LMHS, P.C.

We have served as the Company's auditor since 2023.

Norwell, Massachusetts

November 4, 2026

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$1,868	$2,403
Marketable securities	943	42
Accounts receivable, net	675	681
Inventories	2,199	2,795
Prepaid expenses and other current assets	400	321
Total current assets	6,085	6,242
Property and equipment, net	19	26
Right-of-use assets	240	380
Deferred tax assets	30	30
Other assets	42	47
Total assets	$6,416	$6,725

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$352	$505
Accrued payroll and related liabilities	108	98
Deferred service revenue	461	655
Lease liabilities	151	137
Other liabilities	68	65
Total current liabilities	1,140	1,460
Long-term liabilities:
Lease liabilities, long-term	94	245
Deferred service revenue, long-term	537	418
Other liabilities, long-term	27	27
Total long-term liabilities	658	690
Total liabilities	1,798	2,150

Commitments and contingencies (Note 8)

Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized; no shares issued	-	-
Common stock, no par value; 50,000,000 shares authorized; 4,142,559 shares issued and outstanding at December 31, 2025; and 4,234,008 shares issued and outstanding at December 31, 2024	17,706	17,733
Accumulated deficit	(13,088)	(13,158)
Total shareholders’ equity	4,618	4,575
Total liabilities and shareholders’ equity	$6,416	$6,725

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2025	2024
Revenues	$6,595	$8,044
Cost of goods sold	4,510	5,586
Gross profit	2,085	2,458
Operating expenses:
Engineering	173	395
Sales and marketing	689	963
General and administrative	1,563	1,570
Total operating expenses	2,425	2,928
(Loss) from operations	(340)	(470)
Other income (expense), net	413	2
Income (loss) before income taxes	73	(468)
Provision for income taxes	3	3
Net income (loss)	$70	$(471)
Earnings (loss) per share:
Basic	$0.02	$(0.11)
Diluted	$0.02	$(0.11)
Weighted average common shares outstanding:
Basic	4,176	4,310
Diluted	4,374	4,310

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Accumulated
Year Ended December 31, 2025	Shares	Amount	Deficit	Total
Balances at January 1, 2025	4,234	$17,733	$(13,158)	$4,575
Stock-based compensation expense	3	191	-	191
Share repurchases	(94)	(218)	-	(218)
Net income	-	-	70	70
Balances at December 31, 2025	4,143	$17,706	$(13,088)	$4,618

	Common Stock		Accumulated
Year Ended December 31, 2024	Shares	Amount	Deficit	Total
Balances at January 1, 2024	4,341	$17,701	$(12,687)	$5,014
Stock-based compensation expense	3	175	-	175
Share repurchases	(110)	(143)	-	(143)
Net (loss)	-	-	(471)	(471)
Balances at December 31, 2024	4,234	$17,733	$(13,158)	$4,575

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$70	$(471)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7	26
Stock-based compensation expense	191	175
Realized and unrealized (gains) losses on marketable securities	(268)	49
Adjustment to reconcile operating lease expense to cash paid	2	(5)
Changes in operating assets and liabilities:
Accounts receivable, net	6	1,493
Inventories	596	75
Prepaid expenses and other assets	(73)	33
Accounts payable	(153)	(976)
Accrued payroll and related liabilities	10	(41)
Deferred service revenue	(75)	(71)
Other liabilities	3	(65)
Net cash provided by operating activities	316	222
Cash flows from investing activities:
(Purchases of) Proceeds from sale of marketable securities, net	(633)	49
Net cash provided by (used in) investing activities	(633)	49
Cash flows from financing activities:
Share repurchases	(218)	(143)
Net cash (used in) financing activities	(218)	(143)

Net increase (decrease) in cash and cash equivalents	(535)	128
Cash and cash equivalents at beginning of period	2,403	2,275
Cash and cash equivalents at end of period	$1,868	$2,403

Supplemental disclosure of cash flow information:
Income taxes paid	$6	$11
Interest paid	$-	$-

Supplemental non-cash investing and financing activities:
Lease liabilities arising from obtaining right-of-use assets	$-	$438

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

Business

Qualstar Corporation and its Subsidiaries (“Qualstar”, the “Company”, “we”, “us” or “our”) manufacture and market data storage system products and compact, high-efficiency power supply solutions. Our data storage systems are marketed under the Qualstar brand and include highly scalable automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in the network computing environment. Our data storage devices include models ranging from entry level to enterprise and are a cost-effective solution for organizations requiring backup, recovery and archival storage of critical electronic information. The distribution channels for our data storage devices include resellers, system integrators, and original equipment manufacturers (“OEMs”). In addition, the Company is a leading provider of standard, semi-custom and custom power supply solutions marketed under the N2Power brand. Our power supply solution products provide OEMs and product designers increased functionality while reducing thermal loads and cooling requirements and lowering operating costs. Our power supply solution products are currently sold to OEMs in a wide range of markets, including telecom/networking equipment, audio/visual, industrial, gaming and medical.

Qualstar Corporation was incorporated in California in 1984 and was re-incorporated in Nevada in 2026 and currently has three wholly owned subsidiaries. The N2Power, Inc. subsidiary (“N2Power”) operates the Company’s power supplies business. The Q-Smart Data Limited (China) subsidiary pursues new data storage business opportunities in Asia. The Qualstar Limited (U.K.) subsidiary supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

We sell our products globally through authorized resellers and distributors and directly to OEMs. Our data storage products are manufactured by our OEM suppliers in other parts of the world and configured to order by us at our facility in Camarillo, California, or at our facility in Shenzhen, China, or by our fulfilment and logistics partner in Warsaw, Poland. N2Power utilizes contract manufacturers in Asia to produce our power supply solutions products.

April 2026 Stock Split

In connection with its reincorporation in Nevada, the Company effected a 3-for-1 forward stock split effective April 8, 2026. The stock split increased the number of issued and outstanding shares of common stock from 1,380,853 to 4,142,559 at that time. Except as otherwise noted, all references to common stock, common stock issuable upon exercise of stock options, and corresponding per share information throughout this Annual Report have been retroactively adjusted to reflect the stock split.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of each of our wholly owned subsidiaries: N2Power, Inc., Q-Smart Data Limited (China), and Qualstar Limited (U.K.). All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

Preparing financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, product life cycles and inventory obsolescence, credit loss bad debts, sales returns, warranty costs, share-based compensation forfeiture rates, the tax consequences of events that have been recognized in our consolidated financial statements or tax returns, and determinations as to when investment impairments are other-than-temporary. Actual results and outcomes may differ from management’s estimates and assumptions.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. The five-step model is applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services transferred to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We derive revenues from two primary sources: products and services. Product revenue includes the shipment of product according to the agreement with our customers for data storage products and power supplies. Services include customer support (technical support), installations, consulting, and design services. A contract may include both product and services. Rarely, contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices are typically estimated based on observable transactions when these services are sold on a standalone basis. Title and risk of loss generally pass to our customers upon shipment and therefore revenue is recognized at the time goods are shipped to the customers. In limited circumstances where either title or risk of loss pass upon destination, we defer revenue recognition until such events occur.

A variety of technical services can be contracted by our customers for a designated period of time. The service contracts allow customers to call Qualstar for technical support, to have defective parts replaced and to have onsite service provided by Qualstar’s third-party contract service provider. We record revenue for contract services at the amount of the service contract, but such amount is deferred at the beginning of the service term and amortized ratably over the life of the contract.

Deferred service revenue is shown separately in the consolidated balance sheets as current and long term. At December 31, 2025, we had deferred service revenue of approximately $998,000. At December 31, 2024, we had deferred service revenue of approximately $1,073,000.

Revenue recognized at a point in time primarily relates to product sales. Revenue recognized over time primarily relates to service agreements. The following table presents revenue recognized at a point in time and revenue recognized over time:

	Year Ended December 31,
	2025	2024
	(In thousands)
Revenue recognized at a point in time	$5,548	$6,891
Revenue recognized over time	1,047	1,153
Total revenue	$6,595	$8,044

Cash and Cash Equivalents

Qualstar classifies as cash equivalents only cash and those investments that are highly liquid, interest-earning investments with original maturities of three months or less from the date of purchase.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Expected Credit Losses

The Company records accounts receivable at invoiced amounts, net of an allowance for expected credit losses. Accounts receivable are generally unsecured and arise from the sale of goods to customers in the ordinary course of business. The Company does not charge interest on past due accounts. Accounts are written off against the allowance when management determines they are uncollectible.

The allowance for expected credit losses represents management’s estimate of lifetime expected credit losses on accounts receivable. In estimating the allowance, the Company considers historical credit loss experience, current economic conditions, and forecasts of estimated future conditions.

Accounts receivable consisted of the following:

	December 31,	December 31,
	2025	2024
	(In thousands)
Accounts receivable, gross	$681	$689
Allowance for expected credit losses	(6)	(8)
Accounts receivable, net	$675	$681

Inventories

Inventories are stated at the lower of cost (first in, first out basis) or net realizable value. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. Estimated useful lives are as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Leasehold improvements	Shorter of estimated useful life of the asset or the lease term

Expenditures for normal maintenance and repairs are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-Lived Assets

Qualstar evaluates long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No impairment losses of long-lived assets were recognized during the periods presented.

Warranty Obligations

A provision for costs related to warranty expense is recorded when revenue is recognized, which is estimated based on historical warranty costs incurred.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We provide a three-year warranty on all Q-Series, XLS and RLS libraries. This includes replacement of components, or if necessary, complete libraries. XLS libraries sold in North America also include one year of on-site service. Customers may purchase on-site service if they are located in the United States and selected countries in Europe, Asia Pacific and Latin America. All customers may purchase extended warranty service coverage upon expiration of the standard warranty.

We provide a three-year warranty on all power supplies that includes repair or, if necessary, replacement of the power supply.

The following table summarizes changes in the Company’s warranty liability:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
	(In thousands)
Warranty liability, beginning of period	$38	$36
Warranties issued, settlements made, and changes in estimate, net	11	2
Warranty liability, end of period	$49	$38

Shipping and Handling Costs

Qualstar includes all customer charges for outbound shipping and handling in revenue. All inbound and outbound shipping and fulfillment costs are included in cost of goods sold.

Engineering

All engineering costs are charged to expense as incurred. These costs consist primarily of engineering salaries, benefits, outside consultant fees, purchased parts and supplies directly involved in the design and development of new products, compliance testing, facilities costs and other internal costs.

Advertising

Advertising and promotion expenses include costs associated with direct and indirect marketing, trade shows and public relations. Qualstar expenses all costs of advertising and promotion as incurred. Advertising costs incurred in the years ended December 31, 2025 and 2024 were $162,000 and $64,000, respectively.

Employee Retention Credits

During the year ended December 31, 2025, the Company recognized Employee Retention Credits (“ERCs”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and subsequent legislation. The Company accounted for the ERCs as a reduction of the related payroll expenses in the period in which payments of the ERCs were received. ERCs totaling $239,000 were recorded in the year ended December 31, 2025, which reduced the following expense line items:

•Cost of goods sold: $49,000

•Engineering: $32,000

•Sales and marketing: $119,000

•General and administrative: $39,000

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, marketable securities, accounts receivable, and accounts payable, approximate their fair values.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We determine fair value measurements based on assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, we follow the following fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) our own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs):

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2: Other inputs observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborate inputs; and

Level 3: Unobservable inputs for which there is little or no market data and which requires the owner of the assets or liabilities to develop its own assumptions about how market participants would price these assets or liabilities.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

Our marketable securities consist of equity securities classified as available-for-sale and recorded at fair value, as determined using Level 1 inputs on the fair value hierarchy. Realized and unrealized gains and losses are reported in earnings within “other income (expense), net”. The specific identification method is used to determine realized gains and losses on available-for-sale securities. For the year ended December 31, 2025, we recorded net gains on our marketable securities of approximately $268,000, of which $93,000 was realized and $175,000 was unrealized. For the year ended December 31, 2024, we recorded net losses on our marketable securities of approximately $49,000, all of which was unrealized.

Foreign Currency Translation

The functional currency for our subsidiaries in China and the United Kingdom is the United States dollar. However, our Chinese and United Kingdom subsidiaries also transact business in their local currency. Foreign currency transaction and remeasurement gains and losses are included in results of operations within “other income (expense), net”. For the years ended December 31, 2025 and 2024, we recorded net foreign currency transaction gains (losses) of approximately $31,000 and $(28,000), respectively.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on fair value of the award and is recognized as expense over the applicable vesting period of the stock award using the straight-line method.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A valuation allowance is established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Leases

The Company accounts for its leases under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In calculating the right-of-use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Operating Segments

The Company operates in two segments, Data Storage and Power Supplies. Operating segments are identified as functional groups within an enterprise for which discrete financial information is utilized by the chief operating decision maker in allocating resources and assessing performance. In the case of Qualstar, the chief operating decision maker is its President and Chief Executive Officer. This position maintains decision-making control over, and assesses the performance of, the two divisional levels of the Company.

Recent Accounting Guidance Not Yet Adopted

We reviewed all recently issued, but not yet effective, accounting pronouncements and concluded none are expected to be applicable or material to our consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 4, 2026, being the date these consolidated financial statements were issued.

In June 2026, the company recorded a net realizable value charge of approximately $970,000 on slow-moving power supplies inventory due to the decreased demand from customers in this segment.

Note 2 – Balance Sheet Details

The following tables provide details of selected balance sheet accounts:

	December 31,	December 31,
	2025	2024
Inventories	(In thousands)
Raw materials	$108	$95
Finished goods	2,091	2,700
Inventories	$2,199	$2,795

	December 31,	December 31,
	2025	2024
Property and equipment, net	(In thousands)
Machinery and equipment	$389	$389
Furniture and fixtures, and computer equipment	258	258
Leasehold improvements	119	119
	766	766
Less accumulated depreciation and amortization	(747)	(740)
Property and equipment, net	$19	$26

Depreciation and amortization expense for the years ended December 31, 2025 and 2024 was $7,000 and $26,000, respectively.

	December 31,	December 31,
	2025	2024
Accrued payroll and related liabilities	(In thousands)
Accrued salaries, wages, and payroll taxes	$20	$18
Accrued vacation	88	80
Accrued payroll and related liabilities	$108	$98

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,	December 31,
	2025	2024
Other liabilities	(In thousands)
Accrued warranty	$49	$38
Accrued outside commissions	16	15
Other accrued liabilities	3	12
Other liabilities	$68	$65

Note 3 – Shareholders’ Equity

Preferred Stock

The Company’s Articles of Incorporation allow for the issuance of up to 5,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any vote or action by the shareholders. At December 31, 2025 and 2024, there were no outstanding shares of preferred stock.

Common Stock

The Company’s Articles of Incorporation allow for the issuance of up to 50,000,000 shares of common stock. At December 31, 2025, there were 4,142,559 shares of common stock outstanding; and at December 31, 2024, there were 4,234,008 shares of common stock outstanding.

April 2026 Stock Split

In connection with its reincorporation in Nevada, the Company effected a 3-for-1 forward stock split effective April 8, 2026. The stock split increased the number of issued and outstanding shares of common stock from 1,380,853 to 4,142,559 at that time. Except as otherwise noted, all references to common stock, common stock issuable upon exercise of stock options, and corresponding per share information throughout this Annual Report have been retroactively adjusted to reflect the stock split.

Stock Repurchase Program

The Company’s board of directors has approved a stock repurchase program (the “Stock Repurchase Program”) to repurchase shares of the Company’s common stock. The Stock Repurchase Program (as updated and extended from time to time, most recently in March 2025) permits the Company to repurchase up to an additional 300,000 shares of common stock through December 31, 2026. During the overall period of the Stock Repurchase Program from September 1, 2021 through December 31, 2025, the Company has repurchased 1,507,002 shares for an aggregate purchase price of $1,487,000. During the years ended December 31, 2025 and 2024, the Company repurchased 93,519 shares and 109,968 shares, respectively, for aggregate purchase prices of $218,000 and $143,000, respectively.

Note 4 – Earnings Per Share

Basic earnings per share has been computed by dividing net income/loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income/loss by the weighted average number of diluted common shares, which is inclusive of common stock equivalents from unexercised stock options. Unexercised stock options are considered to be common stock equivalents if, using the treasury stock method, they are determined to be dilutive.

In April 2026, the Company effected a 3-for-1 forward stock split. For all periods presented, all share and per share data have been retroactively adjusted for the effect of the stock split.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated (in thousands, except per share amounts).

	Year Ended
	December 31,
	2025	2024
Net income (loss)	$70	$(471)

Weighted average outstanding shares of common stock - basic	4,176	4,310
Dilutive potential common shares from employee stock options	198	-
Weighted average outstanding shares of common stock - diluted	4,374	4,310

Earnings (loss) per share:
Basic earnings (loss) per share	$0.02	$(0.11)
Diluted earnings (loss) per share	$0.02	$(0.11)

For year ended December 31, 2024, 633,900 outstanding stock options were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Note 5 – Stock Based Compensation

Stock Incentive Plan

The Company’s 2017 Stock Incentive Plan (the “2017 Plan”) permits the award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards to employees (including executive officers), directors and consultants of the Company and its subsidiaries. The 2017 Plan authorizes the issuance of an aggregate of 900,000 shares of common stock, of which 266,100 shares remain available for issuance as of December 31, 2025. The 2017 Plan is administered by the Compensation Committee of the Company’s Board of Directors.

With respect to options, the fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses various assumptions, such as volatility, expected term and risk-free interest rate. Expected volatilities are based on the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination in determining forfeiture rates. The expected term of options granted is estimated based on the vesting term of the award, historical employee exercise behavior, expected volatility of the Company’s stock and an employee’s average length of service. The risk-free interest rate used in this model correlates to a U.S. constant rate Treasury security with a contractual life that approximates the expected term of the option award.

In February 2024, the Company granted an option to its Chief Executive Officer to purchase 300,000 shares of common stock at $1.48 per share through February 13, 2034; the option vested 50% on January 31, 2025 and 50% on January 31, 2026. The grant date fair value of the option was $371,000, which was determined based on the following Black-Scholes option valuation model assumptions: expected annual volatility 79%; expected term 10 years; risk-free rate 4.5%; expected dividend rate 0%; exercise price $1.48; and stock price on grant date $1.48. The grant date fair value of the option is recorded as stock-based compensation expense ratably over the 24-month vesting period, for which expenses of approximately $186,000 and $170,000 were recorded in the years ended December 31, 2025 and 2024, respectively. In addition, $5,000 of stock based-compensation expense was recorded in the years ended December 31, 2025 and 2024 for 690 and 870 shares, respectively, issued to a director for services as part of the Company’s outside director compensation policy.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock option activity:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
		Price per	Term	Value
	Shares	Share	(years)	(thousands)
Outstanding at December 31, 2024	633,900	$1.95	5.68	$-
Granted	-	-
Exercised	-	-
Forfeited, canceled or expired	-	-
Outstanding at December 31, 2025	633,900	$1.95	4.68	$2,824
Exercisable at December 31, 2025	483,900	$2.09	3.62	$2,086

Note 6 – Income Taxes

The components of income (loss) before income taxes for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Income (loss) before income taxes:	(In thousands)
Domestic	$135	$(429)
Foreign	(62)	(39)
Income (loss) before income taxes:	$73	$(468)

The provision for income taxes is comprised of the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
	(In thousands)
Current:
Federal	$-	$-
State	3	3
Foreign	-	-
Current income tax provision (benefit)	3	3
Deferred:
Federal	-	-
State	-	-
Foreign	-	-
Deferred income tax provision (benefit)	-	-
Net income tax provision (benefit)	$3	$3

The following is a reconciliation of the statutory federal income tax rate to Qualstar’s effective income tax rate (in thousands, except percentages):

	Year Ended		Year Ended
	December 31,		December 31,
	2025		2024
Statutory federal income tax provision (benefit)	$16	21.9%	$(98)	20.9%
State income taxes, net of federal income tax benefit	35	47.9	(96)	20.5
Foreign income taxes, net of federal income tax benefit	7	9.6	7	(1.5)
Deferred tax adjustment – Research and development credit	(37)	(50.7)	(46)	9.8
Valuation allowance	(18)	(24.7)	250	(53.4)
Other	-	-	(14)	3.0
Effective income tax rate	$3	4.1%	$3	(0.6)%

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effect of temporary differences resulted in deferred income tax assets (liabilities) as follows:

	December 31,	December 31,
	2025	2024
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$8,195	$8,252
Capital loss carryforwards	22	55
Engineering credit carryforwards	1,640	1,733
Inventory reserves	406	367
Depreciation and other	1	1
Allowance for credit losses and returns	1	3
Share-based compensation	173	143
Capitalized inventory costs, and other accruals	221	266
Total gross deferred tax assets	10,659	10,820
Less valuation allowance on deferred tax assets	(10,528)	(10,685)
Net deferred tax assets	131	135

Deferred tax liabilities:
Unrealized gains on marketable securities	(37)	-
Depreciation and other	-	(3)
Right-of-use assets	(64)	(102)
Total deferred tax liabilities	(101)	(105)
Net deferred taxes	$30	$30

With respect to global intangible low-taxed income (“GILTI”) rules which are applicable to a U.S. shareholder of any controlled foreign corporation (“CFC”), the Company accounts for taxes related to GILTI as such income is incurred.

The Company records a valuation allowance against its net deferred income tax assets when in management’s judgment, it is more likely than not that the deferred income tax assets will not be realized in the foreseeable future. For the years ended December 31, 2025 and 2024, the Company placed a valuation allowance on net deferred tax assets. With the exception of a small amount of California net operating loss (“NOL”) carryforward, the Company continues to fully offset its deferred tax assets with a valuation allowance. With regard to California deferred tax assets, because Qualstar files on a separate company basis and because Qualstar expects to generate income in the foreseeable future applicable to California, the Company reduced a portion of the valuation allowance related to Qualstar’s separate company NOL carryforward.

The Company has net operating loss carryforwards for federal income tax purposes of approximately $32.2 million as of December 31, 2025, and $32.4 million as of December 31, 2024. The Company has capital loss carryforwards for federal income tax purposes of approximately $0.1 million as of December 31, 2025, and $0.2 million as of December 31, 2024. The Company has net operating loss carryforwards for state income tax purposes of approximately $21.3 million as of December 31, 2025, and $21.9 million as of December 31, 2024. The Company has capital loss carryforwards for state income tax purposes of approximately $0.1 million as of December 31, 2025, and $0.2 million as of December 31, 2024. The Company had engineering and other credit carryforwards for tax purposes of $2.2 million as of December 31, 2025, and $2.4 million as of December 31, 2024.

If not utilized, the federal NOL will begin to expire in 2027, and other tax credit carryforwards will begin to expire beginning in 2026. If not utilized, the state NOL carryforwards will begin to expire in 2026. The state engineering credit has no limit on the carry-forward period. If not utilized, the Chinese NOL carryforwards will begin to expire in 2027.

For U.S. purposes, the Company completed its evaluation, as of December 31, 2020, of net operating loss and credit carryforward utilization limitations under Internal Revenue Code, as amended (the “Code”), Sections 382 and 383. Code Sections 382 and 383 impose certain limitations on the use of NOL or credit carryforwards in certain situations, including when a company has a change in ownership as defined in such sections. As of December 31, 2020, the Company has determined that it has not had a change in ownership within the meaning of IRC Sections 382 and 383. Management, at the date of this filing, is of the opinion that its NOL and credit carryforwards should not be limited, pursuant to Sections 382 and 383, as to the amount of such carryforwards that can be utilized each year.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the activity related to the Company’s uncertain tax positions:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
	(In thousands)
Balance at beginning of year	$27	$27
Increases related to tax positions taken in current year	4	4
Increases related to tax positions taken in prior year	-	-
Decreases due to lapse of statute of limitations and other adjustments	(4)	(4)
Related interest and penalties, net of federal tax benefit	-	-
Balance at end of year	$27	$27

The deferred tax asset amounts related to NOL and credit carryforwards have been reduced by approximately $443,500 of uncertain tax positions. The Company expects that any future changes in the unrecognized tax benefit will have no impact on the Company’s effective tax rate due to the existence of the valuation allowance.

During the year ended December 31, 2025, the Company’s $6,000 of income tax payments consisted of $4,000 paid to various US states and $2,000 withheld by a foreign jurisdiction. During the year ended December 31, 2024, all $11,000 of the Company’s income tax payments were paid to various US states.

The Company’s policy is to include interest and penalties on uncertain tax positions in income tax expense, which are not significant for the years ended December 31, 2025 and 2024. The Company files its tax returns in accordance with the laws of the jurisdictions in which it operates. The Company’s federal tax returns for fiscal years December 31, 2022 and subsequent and California tax returns for fiscal years December 31, 2021 and subsequent, are still subject to examination. Various state and foreign jurisdictions’ tax years remain open to examination as well, although the Company does not believe that any additional assessment will be material to its consolidated financial statements. The Company does not have any open examinations as of December 31, 2025. For the years ended December 31, 2025 and 2024, the operations of Qualstar Limited were not material for tax purposes and had no significant impact on the tax provision.

Note 7 – Concentration of Credit Risk, Significant Customers, and Geographic Information

Our cash balances in our bank accounts may be in excess of FDIC insurance limits.

One customer accounted for more than 10% of the Company’s revenue for the year ended December 31, 2025, while a different customer accounted for more than 10% of the Company’s revenue for the year ended December 31, 2024.

Our financial results are affected by fluctuations in foreign currency exchange rates, changing economic conditions both domestically and internationally, changes in tariffs, and various other global economic factors. As all of our sales are currently transacted in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

The following table summarizes revenue by geographic area (in thousands, except percentages):

	Year Ended December 31,
	2025		2024
North America	$3,929	59.6%	$5,106	63.5%
Europe	1,909	28.9	1,602	19.9
Asia Pacific	715	10.8	1,075	13.4
Other	42	0.6	261	3.2
	$6,595	100.0%	$8,044	100.0%

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Commitments and Contingencies

Lease Agreements

The Company leases a 9,910 square-foot facility in Camarillo, California. The original term of this lease was for five years and three months expiring July 31, 2024. In February 2024, the Company extended the term of this lease through July 31, 2027. The rent on this facility is currently $13,296 per month, with a 3% step-up annually. Qualstar permits Interlink Electronics, Inc. (“Interlink”) to use a portion of the facility and is reimbursed for the space and other related expenses on a monthly basis. As described in Note 10, Interlink is a related party.

The Company leases a 1,400 square-foot office facility in Camarillo, California on a month-to-month basis. The rent on this facility is currently $1,900 per month.

Through December 31, 2025, the Company used a portion of Interlink’s Irvine, California office, for which the Company paid a facility usage fee of approximately $1,600 per month.

For the period from July 2024 to March 2025, the Company used a portion of Interlink’s Bellevue, Washington office, for which the Company paid a facility usage fee of approximately $4,300 per month.

The Company leases a 560 square-foot office in Singapore on a month-to-month basis for approximately $1,600 per month.

The Company previously leased a 7,287 square foot facility in Shenzhen, China for approximately $3,500 per month under a lease that expired in May 2024.

The Company’s leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company’s share of the landlord’s operating expenses. The Company does not have any leases classified as financing leases.

The rate implicit in each lease is not readily determinable; we therefore use our incremental borrowing rate to determine the present value of the lease payments. No new ROU assets were capitalized during the year ended December 31, 2025. The weighted average incremental borrowing rate used to determine the initial value of ROU assets and lease liabilities during the year ended December 31, 2024 was 6.50%. Certain of our contracts for real estate may contain both lease and non-lease components which we have elected to treat as a single lease component.

Right-of-use assets for operating leases are periodically assessed for impairment. As of December 31, 2025, we have not recognized any impairment losses for our ROU assets.

We monitor for events or changes in circumstances that require a reassessment of our leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

At December 31, 2025, the Company had right-of-use assets of $240,000 and current and long-term operating lease liabilities of $151,000 and $94,000, respectively. At December 31, 2024, the Company had right-of-use assets of $380,000 and current and long-term operating lease liabilities of $137,000 and $245,000, respectively. Future imputed interest as of December 31, 2025 totaled approximately $14,000 (weighted average discount rate of 6.5%); and future imputed interest as of December 31, 2024 totaled $34,000 (weighted average discount rate of 6.5%). The weighted average remaining lease term of the Company’s leases as of December 31, 2025 is approximately 1.6 years; and as of December 31, 2024 was 2.6 years.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments under these leases are as follows, in thousands:

Minimum
Lease
Payment
2026	$163
2027	96
Total undiscounted future non-cancelable minimum lease payments	259
Less: Imputed interest	(14)
Present value of lease liabilities	$245

During the year ended December 31, 2025 and 2024, we incurred approximately $183,000 and $182,000, respectively, of operating lease costs.

Legal and Other Contingencies

The Company is subject to a variety of claims and legal proceedings that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our consolidated financial statements, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When legal costs that the entity expects to incur in defending itself in connection with a loss contingency accrual are expected to be material, the loss should factor in all costs and, if the legal costs are reasonably estimable, they should be accrued in accordance with ASC 450, regardless of whether a liability can be estimated for the contingency itself. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. Changes in these factors could materially impact our consolidated financial statements. No loss contingency was recorded as of December 31, 2025.

Benefit Plan

The Company has a voluntary deferred compensation plan (the “Plan”) qualifying for treatment under Internal Revenue Code Section 401(k). All employees are eligible to participate in the Plan following three months of service of employment and may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the annual IRS maximum. The Company makes matching contributions in an amount equal to 50% of compensation contributed by participants, up to $5,000 per participant per year. The Company made matching contributions of $17,000 and $30,000 during the years ended December 31, 2025 and 2024, respectively.

Note 9 – Segment Information

The Company manages the business primarily on a product-line basis. The Company’s CEO is the chief operating decision maker (CODM). The CODM uses information about segment revenues and segment expenses to make decisions about pricing of products and services, supplier selection, and allocating the company’s engineering, sales and marketing, and general and administrative resources.

The types of products and services provided by each segment are summarized below:

Data Storage — We manufacture and market data storage systems, including highly scalable automated magnetic tape libraries used to store, retrieve and manage electronic data. Our tape-based storage solutions enable businesses to manage the massive growth of digital data assets in a cost-effective manner, and address long-term archive, backup and recovery of electronic data. These products consist of networked libraries that store and move high-density tape cartridges and high-speed tape drives that stream data to and from the tape cartridges. These optimized solutions allow data-rich and video-centric markets such as media and entertainment, oil and gas, surveillance, digital security and medical imaging to achieve targeted data workflows. We also offer technical customer support service contracts, which provide customers with access to technical assistance, parts replacement of defective items, and the option to schedule on-site services, including support, installation, consulting, and design services, either through our team or our third-party service providers.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Power Supplies — We design and market high-efficiency switching power supplies. These power supplies are used to convert AC line voltage to DC voltages, or DC voltages to other DC voltages, for use in a wide variety of electronic equipment such as communications equipment, industrial machine tools, wireless systems, as well as medical and gaming devices. We utilize contract manufacturers in Asia to produce our power supplies products. We sell our products globally through authorized resellers and directly to OEMs.

The following tables show information by segment for 2025 and 2024:

	Year Ended December 31, 2025			Year Ended December 31, 2024
	Data Storage	Power Supplies	Total	Data Storage	Power Supplies	Total
	(In thousands)			(In thousands)
Revenues	$5,519	$1,076	$6,595	$5,086	$2,958	$8,044
Cost of goods sold	3,639	871	4,510	3,311	2,275	5,586
Gross profit	1,880	205	2,085	1,775	683	2,458
Engineering expenses	-	173	173	-	395	395
Sales and marketing expenses	615	74	689	532	431	963
General and administrative expenses	1,236	327	1,563	1,118	452	1,570
Total operating expenses	1,851	574	2,425	1,650	1,278	2,928
Income (loss) from operations	29	(369)	(340)	125	(595)	(470)
Other income (expense), net	397	16	413	2	-	2
Income (loss) before income taxes	$426	$(353)	$73	$127	$(595)	$(468)

	As of December 31, 2025			As of December 31, 2024
	Data Storage	Power Supplies	Total	Data Storage	Power Supplies	Total
	(In thousands)			(In thousands)
Total Assets
Cash and cash equivalents	$1,777	$91	$1,868	$2,319	$84	$2,403
Marketable securities	943	-	943	42	-	42
Accounts receivable, net	672	3	675	538	143	681
Inventories	976	1,223	2,199	1,163	1,632	2,795
Prepaid expenses and other current assets	395	5	400	315	6	321
Property and equipment, net	15	4	19	21	5	26
Right-of-use assets	240	-	240	380	-	380
Other assets	49	23	72	54	23	77
Total Assets	$5,067	$1,349	$6,416	$4,832	$1,893	$6,725

Note 10 – Related Party Transactions

Interlink Electronics, Inc.

Interlink Electronics, Inc. (Nasdaq: LINK) is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also Chairman of the Board, President and Chief Executive Officer of Interlink. Ryan J. Hoffman, our Acting Chief Financial Officer, is also the Chief Financial Officer of Interlink. Mr. Bronson, together with BKF Capital Group, Inc. (OTCMKTS: BKFG) (“BKF Capital”) which he controls, has a controlling interest in both Qualstar and Interlink. We have a mutual facilities sharing agreement with Interlink under which (i) we allow Interlink to use of a portion of our Camarillo, California office and warehouse facility, and Interlink allowed us to use (while Interlink occupied such facilities) a portion of its former office facilities in Irvine, California and Bellevue, Washington; and (ii) we have agreed to split substantially all rent and facilities-related costs for each location on an apportioned basis according to the approximate relative usage levels by each entity. In addition, we have a mutual consulting agreement with Interlink under which certain of our respective employees and/or independent contractors provide certain operational, sales, marketing, general and administrative services to the other entity. Qualstar and Interlink have also agreed to reimburse, or be reimbursed by, one another for certain expenses paid by one company on behalf of the other. Transactions with Interlink are as follows:

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2025		2024
	Due to Interlink	Due from Interlink	Due to Interlink	Due from Interlink
	(in thousands)
Balance at January 1,	$8	$12	$2	$32
Billed (or accrued) to Interlink by Qualstar	-	187	-	158
Paid by Interlink to Qualstar	-	(174)	-	(178)
Billed (or accrued) to Qualstar by Interlink	429	-	450	-
Paid by Qualstar to Interlink	(432)	-	(444)	-
Balance at December 31,	$5	$25	$8	$12

BKF Capital Group, Inc.

BKF Capital Group, Inc. (OTCMKTS: BKFG) is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also the Chief Executive Officer and Chairman of the Board of BKF Capital. Ryan J. Hoffman, our Acting Chief Financial Officer, is also the Chief Financial Officer of BKF Capital. BKF Capital, together with Mr. Bronson, has a controlling interest in Qualstar. In 2021, we entered into a M&A advisory consulting services agreement with Bronson Financial LLC (“BF”), a wholly owned subsidiary of BKF Capital, pursuant to which BF provided M&A advisory consulting services to us. This agreement was terminated in April 2024; Qualstar paid BF $40,000 in 2024 under this agreement prior to its termination. Qualstar and BKF Capital have also agreed to reimburse, or be reimbursed by, one another for certain expenses paid by one company on behalf of the other. There were no transactions between Qualstar and BKF Capital in 2025.

Ridgefield Acquisition Corp.

Ridgefield Acquisition Corp. (OTCMKTS: RDGA) (“Ridgefield”) is a related party. Steven N. Bronson, our President and Chief Executive Officer and Director, is also the Chief Executive Officer and Chairman of the Board of Ridgefield as well as Ridgefield’s largest shareholder. Ryan J. Hoffman, our Chief Financial Officer, is also the Chief Financial Officer of Ridgefield. In September 2022, the Company executed an unsecured Revolving Promissory Note with Ridgefield (the “Ridgefield Note”). Under the terms of the Ridgefield Note, the Company may (but is not required to) make loans to Ridgefield from time to time upon request by Ridgefield, up to a maximum principal amount of $250,000. The Ridgefield Note may be prepaid by Ridgefield at any time without penalty and is repayable on demand by the Company. The Ridgefield Note provides for interest to accrue on the outstanding principal balance at a rate of ten percent per annum compounded quarterly. Ridgefield borrowed $50,000 under the Ridgefield Note in 2022, $50,000 in 2023, $10,000 in 2024, and $75,887 in 2025. The balance of principal and accrued interest on the Ridgefield Note was $185,887 and $36,709, respectively, at December 31, 2025; and was $110,000 and $19,946, respectively, at December 31, 2024 (classified in Prepaid Expenses and Other Current Assets on our consolidated balance sheets).

Qualstar Corporation and Subsidiaries

Quarterly Report

For the Quarter Ended June 30, 2026

Qualstar Corporation

1267 Flynn Road

Camarillo, CA 93012

Phone: +1 (805) 583-7744

www.qualstar.com

QUALSTAR CORPORATION AND SUBSIDIARIES

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

(Unaudited)

	June 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$1,129	$1,868
Marketable securities	868	943
Accounts receivable, net	928	675
Inventories	2,129	2,199
Prepaid expenses and other current assets	522	400
Total current assets	5,576	6,085
Property and equipment, net	17	19
Right-of-use assets	167	240
Deferred tax assets	30	30
Other assets	42	42
Total assets	$5,832	$6,416

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$776	$352
Accrued payroll and related liabilities	102	108
Deferred service revenue	555	461
Lease liabilities	158	151
Other liabilities	131	68
Total current liabilities	1,722	1,140
Long-term liabilities:
Lease liabilities, long-term	14	94
Deferred service revenue, long-term	600	537
Other liabilities, long-term	27	27
Total long-term liabilities	641	658
Total liabilities	2,363	1,798

Commitments and contingencies (Note 7)

Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized; no shares issued	-	-
Common stock, no par value; 50,000,000 shares authorized; 4,142,559 shares issued and outstanding at both June 30, 2026 and December 31, 2025	17,721	17,706
Accumulated deficit	(14,252)	(13,088)
Total shareholders’ equity	3,469	4,618
Total liabilities and shareholders’ equity	$5,832	$6,416

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues	$2,102	$1,430	$3,527	$3,089
Cost of goods sold	2,307	948	3,362	1,998
Gross profit	(205)	482	165	1,091
Operating expenses:
Engineering	45	13	88	73
Sales and marketing	206	100	422	212
General and administrative	355	364	702	666
Total operating expenses	606	477	1,212	951
Income (loss) from operations	(811)	5	(1,047)	140
Other income (expense), net	(291)	199	(117)	247
Income (loss) before income taxes	(1,102)	204	(1,164)	387
Provision for income taxes	-	-	-	-
Net income (loss)	$(1,102)	$204	$(1,164)	$387
Earnings (loss) per share:
Basic	$(0.27)	$0.05	$(0.28)	$0.09
Diluted	$(0.27)	$0.05	$(0.28)	$0.09
Weighted average common shares outstanding:
Basic	4,143	4,191	4,143	4,245
Diluted	4,143	4,233	4,143	4,245

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Common Stock		Accumulated
Three Months Ended June 30, 2026	Shares	Amount	Deficit	Total
Balances at April 1, 2026	4,143	$17,721	$(13,150)	$4,571
Net (loss)	-	-	(1,102)	(1,102)
Balances at June 30, 2026	4,143	$17,721	$(14,252)	$3,469

	Common Stock		Accumulated
Six Months Ended June 30, 2026	Shares	Amount	Deficit	Total
Balances at January 1, 2026	4,143	$17,706	$(13,088)	$4,618
Stock-based compensation expense	-	15	-	15
Net (loss)	-	-	(1,164)	(1,164)
Balances at June 30, 2026	4,143	$17,721	$(14,252)	$3,469

	Common Stock		Accumulated
Three Months Ended June 30, 2025	Shares	Amount	Deficit	Total
Balances at April 1, 2025	4,227	$17,771	$(12,975)	$4,796
Stock-based compensation expense	-	47	-	47
Share repurchases	(87)	(210)	-	(210)
Net income	-	-	204	204
Balances at June 30, 2025	4,140	$17,608	$(12,771)	$4,837

	Common Stock		Accumulated
Six Months Ended June 30, 2025	Shares	Amount	Deficit	Total
Balances at January 1, 2025	4,323	$17,733	$(13,158)	$4,575
Stock-based compensation expense	-	93	-	93
Share repurchases	(93)	(218)	-	(218)
Net income	-	-	387	387
Balances at June 30, 2025	4,230	$17,608	$(12,771)	$4,837

QUALSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$(1,164)	$387
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2	4
Stock-based compensation expense	15	93
Realized and unrealized (gains) losses on marketable securities	139	(204)
Adjustment to reconcile operating lease expense to cash paid	1	3
Changes in operating assets and liabilities:
Accounts receivable, net	(252)	129
Inventories	70	206
Prepaid expenses and other assets	(124)	(7)
Accounts payable	423	(333)
Accrued payroll and related liabilities	(6)	-
Deferred service revenue	158	(68)
Other liabilities	63	(2)
Net cash provided by (used in) operating activities	(675)	208
Cash flows from investing activities:
(Purchases of) Proceeds from sale of marketable securities, net	(64)	(202)
Net cash (used in) investing activities	(64)	(202)
Cash flows from financing activities:
Share repurchases	-	(218)
Net cash (used in) financing activities	-	(218)

Net (decrease) in cash and cash equivalents	(739)	(212)
Cash and cash equivalents at beginning of period	1,868	2,403
Cash and cash equivalents at end of period	$1,129	$2,191

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$6
Interest paid	$-	$-

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Significant Accounting Policies

Business

Qualstar Corporation and its subsidiaries (“Qualstar”, the “Company”, “we”, “us” or “our”) manufacture and market data storage system products and compact, high-efficiency power supply solutions. Our data storage systems are marketed under the Qualstar brand and include highly scalable automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in the network computing environment. Our data storage devices include models ranging from entry level to enterprise and are a cost-effective solution for organizations requiring backup, recovery and archival storage of critical electronic information. The distribution channels for our data storage devices include resellers, system integrators, and original equipment manufacturers (“OEMs”). In addition, the Company is a leading provider of standard, semi-custom and custom power supply solutions marketed under the N2Power brand. Our power supply solution products provide OEMs and product designers increased functionality while reducing thermal loads and cooling requirements and lowering operating costs. Our power supply solution products are currently sold to OEMs in a wide range of markets, including telecom/networking equipment, audio/visual, industrial, gaming and medical.

Qualstar Corporation was incorporated in California in 1984 and re-incorporated in Nevada in April 2026.  The Company has three wholly owned subsidiaries: N2Power, Inc. (“N2Power”), which operates the Company’s power supplies business; Q-Smart Data Limited (China), which pursues new data storage business opportunities in Asia; and Qualstar Limited (U.K.), which supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

We sell our products globally through authorized resellers and distributors and directly to OEMs. Our data storage products are manufactured by our OEM suppliers in other parts of the world and configured to order by us at our facility in Camarillo, California, or at our facility in Shenzhen, China, or by our fulfilment and logistics partner in Warsaw, Poland. N2Power utilizes contract manufacturers in Asia to produce our power supply solutions products.

April 2026 Stock Split

In connection with its reincorporation in Nevada, the Company effected a 3-for-1 forward stock split effective April 8, 2026. The stock split increased the number of issued and outstanding shares of common stock from 1,380,853 to 4,142,559 at that time. Except as otherwise noted, all references to common stock, common stock issuable upon exercise of stock options, and corresponding per share information throughout this Quarterly Report have been retroactively adjusted to reflect the stock split.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of each of our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

Preparing financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, product life cycles and inventory obsolescence, credit loss bad debts, sales returns, warranty costs, share-based compensation forfeiture rates, the tax consequences of events that have been recognized in our consolidated financial statements or tax returns, and determinations as to when investment impairments are other-than-temporary. Actual results and outcomes may differ from management’s estimates and assumptions.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. The five-step model is applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services transferred to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We derive revenues from two primary sources: products and services. Product revenue includes the shipment of product according to the agreement with our customers for data storage products and power supplies. Services include customer support (technical support), installations, consulting, and design services. A contract may include both product and services. Rarely, contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices are typically estimated based on observable transactions when these services are sold on a standalone basis. Title and risk of loss generally pass to our customers upon shipment and therefore revenue is recognized at the time goods are shipped to the customers. In limited circumstances where either title or risk of loss pass upon destination, we defer revenue recognition until such events occur.

A variety of technical services can be contracted by our customers for a designated period of time. The service contracts allow customers to call Qualstar for technical support, to have defective parts replaced and to have onsite service provided by Qualstar’s third-party contract service provider. We record revenue for contract services at the amount of the service contract, but such amount is deferred at the beginning of the service term and amortized ratably over the life of the contract.

Deferred service revenue is shown separately in the consolidated balance sheets as current and long-term. At June 30, 2026, we had deferred service revenue of approximately $1,155,000, up from approximately $998,000 at December 31, 2025.

Revenue recognized at a point in time primarily relates to product sales. Revenue recognized over time primarily relates to service agreements. The following table presents revenue recognized at a point in time and revenue recognized over time:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(In thousands)
Revenue recognized at a point in time	$1,883	$1,158	$3,120	$2,556
Revenue recognized over time	219	272	407	533
Total revenue	$2,102	$1,430	$3,527	$3,089

Cash and Cash Equivalents

Qualstar classifies as cash equivalents only cash and those investments that are highly liquid, interest-earning investments with original maturities of three months or less from the date of purchase.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Allowance for Expected Credit Losses

The Company records accounts receivable at invoiced amounts, net of an allowance for expected credit losses. Accounts receivable are generally unsecured and arise from the sale of goods to customers in the ordinary course of business. The Company does not charge interest on past due accounts. Accounts are written off against the allowance when management determines they are uncollectible.

The allowance for expected credit losses represents management’s estimate of lifetime expected credit losses on accounts receivable. In estimating the allowance, the Company considers historical credit loss experience, current economic conditions, and forecasts of estimated future conditions.

Accounts receivable consisted of the following:

	June 30,	December 31,
	2026	2025
	(In thousands)
Accounts receivable, gross	$931	$681
Allowance for expected credit losses	(3)	(6)
Accounts receivable, net	$928	$675

Inventories

Inventories are stated at the lower of cost (first in, first out basis) or net realizable value. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. Estimated useful lives are as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Leasehold improvements	Shorter of estimated useful life of the asset or the lease term

Expenditures for normal maintenance and repairs are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-Lived Assets

Qualstar evaluates long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No impairment losses of long-lived assets were recognized during the periods presented.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Warranty Obligations

A provision for costs related to warranty expense is recorded when revenue is recognized, which is estimated based on historical warranty costs incurred.

We provide a three-year warranty on all Q-Series, XLS and RLS libraries. This includes replacement of components, or if necessary, complete libraries. XLS libraries sold in North America also include one year of on-site service. Customers may purchase on-site service if they are located in the United States and selected countries in Europe, Asia Pacific and Latin America. All customers may purchase extended warranty service coverage upon expiration of the standard warranty.

We provide a three-year warranty on all power supplies that includes repair or, if necessary, replacement of the power supply.

The following table summarizes changes in the Company’s warranty liability:

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2026	2025
	(In thousands)
Warranty liability, beginning of period	$49	$38
Warranties issued, settlements made, and changes in estimate, net	24	11
Warranty liability, end of period	$73	$49

Shipping and Handling Costs

Qualstar includes all customer charges for outbound shipping and handling in revenue. All inbound and outbound shipping and fulfillment costs are included in cost of goods sold.

Engineering

All engineering costs are charged to expense as incurred. These costs consist primarily of engineering salaries, benefits, outside consultant fees, purchased parts and supplies directly involved in the design and development of new products, compliance testing, facilities costs and other internal costs.

Advertising

Advertising and promotion expenses include costs associated with direct and indirect marketing, trade shows and public relations. Qualstar expenses all costs of advertising and promotion as incurred. Advertising costs incurred in the three months ended June 30, 2026 and 2025 were $25,000 and $8,000, respectively. Advertising costs incurred in the six months ended June 30, 2026 and 2025 were $64,000 and $23,000, respectively

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, marketable securities, accounts receivable, and accounts payable, approximate their fair values.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

We determine fair value measurements based on assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, we follow the following fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) our own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs):

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2: Other inputs observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborate inputs; and

Level 3: Unobservable inputs for which there is little or no market data and which requires the owner of the assets or liabilities to develop its own assumptions about how market participants would price these assets or liabilities.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

Our marketable securities consist of equity securities classified as available-for-sale and recorded at fair value, as determined using Level 1 inputs on the fair value hierarchy. Realized and unrealized gains and losses are reported in earnings within “other income (expense), net”. The specific identification method is used to determine realized gains and losses on available-for-sale securities. For the three months ended June 30, 2026, we recorded net losses on our marketable securities of approximately $301,000, of which $2,000 was realized and $299,000 was unrealized, compared to net gains on our marketable securities of approximately $156,000 for the three months ended June 30, 2025, all of which was unrealized. For the six months ended June 30, 2026, we recorded net losses on our marketable securities of approximately $139,000, of which $140,000 of losses was unrealized and offset by $1,000 of realized gains, compared to net gains on our marketable securities of approximately $145,000 for the six months ended June 30, 2025, all of which was unrealized.

Foreign Currency Translation

The functional currency for our subsidiaries in China and the United Kingdom is the United States dollar. However, our Chinese and United Kingdom subsidiaries also transact business in their local currency. Foreign currency transaction and remeasurement gains and losses are included in results of operations within “other income (expense), net”. For the three months ended June 30, 2026 and 2025, we recorded net foreign currency transaction gains of approximately $0 and $8,000, respectively. For the six months ended June 30, 2026 and 2025, we recorded net foreign currency transaction gains (losses) of approximately $(1,000) and $27,000, respectively.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on fair value of the award and is recognized as expense over the applicable vesting period of the stock award using the straight-line method.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A valuation allowance is established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Leases

The Company accounts for its leases under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Operating Segments

The Company operates in two segments, Data Storage and Power Supplies. Operating segments are identified as functional groups within an enterprise for which discrete financial information is utilized by the chief operating decision maker in allocating resources and assessing performance. In the case of Qualstar, the chief operating decision maker is its President and Chief Executive Officer. This position maintains decision-making control over, and assesses the performance of, the two divisional levels of the Company.

Recent Accounting Guidance Not Yet Adopted

We reviewed all recently issued, but not yet effective, accounting pronouncements and concluded none are expected to be applicable or material to our consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through August 13, 2026, being the date these consolidated financial statements were issued.

Note 2 – Balance Sheet Details

The following tables provide details of selected balance sheet accounts:

	June 30,	December 31,
	2026	2025
Inventories	(In thousands)
Raw materials	$95	$108
Finished goods	2,034	2,091
Inventories	$2,129	$2,199

	June 30,	December 31,
	2026	2025
Property and equipment, net	(In thousands)
Machinery and equipment	$389	$389
Furniture and fixtures, and computer equipment	258	258
Leasehold improvements	119	119
	766	766
Less accumulated depreciation and amortization	(749)	(747)
Property and equipment, net	$17	$19

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Depreciation and amortization expense for the three months ended June 30, 2026 and 2025 was $1,000 and $2,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2026 and 2025 was $2,000 and $4,000, respectively.

	June 30,	December 31,
	2026	2025
Accrued payroll and related liabilities	(In thousands)
Accrued salaries, wages, and payroll taxes	$12	$20
Accrued vacation	90	88
Accrued payroll and related liabilities	$102	$108

	June 30,	December 31,
	2026	2025
Other liabilities	(In thousands)
Accrued warranty	$73	$49
Accrued outside commissions	32	16
Other accrued liabilities	26	3
Other liabilities	$131	$68

Note 3 – Shareholders’ Equity

Preferred Stock

The Company’s Articles of Incorporation allow for the issuance of up to 5,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any vote or action by the shareholders. At both June 30, 2026 and December 31, 2025, there were no outstanding shares of preferred stock.

Common Stock

The Company’s Articles of Incorporation allow for the issuance of up to 50,000,000 shares of common stock. At both June 30, 2026 and December 31, 2025, there were 4,142,559 shares of common stock outstanding.

April 2026 Stock Split

In connection with its reincorporation in Nevada, the Company effected a 3-for-1 forward stock split effective April 8, 2026. The stock split increased the number of issued and outstanding shares of common stock from 1,380,853 to 4,142,559 at that time. Except as otherwise noted, all references to common stock, common stock issuable upon exercise of stock options, and corresponding per share information throughout this Quarterly Report have been retroactively adjusted to reflect the stock split.

Stock Repurchase Program

The Company’s board of directors has approved a stock repurchase program (the “Stock Repurchase Program”) to repurchase shares of the Company’s common stock. The Stock Repurchase Program (as updated and extended from time to time, most recently in March 2025) permits the Company to repurchase up to an additional 300,000 shares of common stock through December 31, 2026. During the overall period of the Stock Repurchase Program from September 1, 2021 through June 30, 2026, the Company has repurchased 1,507,002 shares for an aggregate purchase price of $1,487,000. The Company repurchased zero shares during the three- and six-month periods ended June 30, 2026. During the three- and six-month periods ended June 30, 2025, the Company repurchased 87,219 and 93,519 shares, respectively, for aggregate purchase prices of $210,000 and $218,000, respectively.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 – Earnings Per Share

Basic earnings per share has been computed by dividing net income/loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income/loss by the weighted average number of diluted common shares, which is inclusive of common stock equivalents from unexercised stock options. Unexercised stock options are considered to be common stock equivalents if, using the treasury stock method, they are determined to be dilutive.

In April 2026, the Company effected a 3-for-1 forward stock split. For all periods presented, all share and per share data have been retroactively adjusted for the effect of the stock split.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated (in thousands, except per share amounts).

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net income (loss)	$(1,102)	$204	$(1,164)	$387

Weighted average outstanding shares of common stock - basic	4,143	4,191	4,143	4,245
Dilutive potential common shares from employee stock options	-	42	-	-
Weighted average outstanding shares of common stock - diluted	4,143	4,233	4,143	4,245

Earnings (loss) per share:
Basic earnings (loss) per share	$(0.27)	$0.05	$(0.28)	$0.09
Diluted earnings (loss) per share	$(0.27)	$0.05	$(0.28)	$0.09

For the three months ended June 30, 2026 and the six months ended June 30, 2026 and 2025, 633,900 outstanding stock options were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Note 5 – Stock Based Compensation

Stock Incentive Plan

The Company’s 2017 Stock Incentive Plan (the “2017 Plan”) permits the award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards to employees (including executive officers), directors and consultants of the Company and its subsidiaries. The 2017 Plan authorizes the issuance of an aggregate of 900,000 shares of common stock, of which 266,100 shares remain available for issuance as of June 30, 2026. The 2017 Plan is administered by the Compensation Committee of the Company’s Board of Directors.

With respect to options, the fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses various assumptions, such as volatility, expected term and risk-free interest rate. Expected volatilities are based on the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination in determining forfeiture rates. The expected term of options granted is estimated based on the vesting term of the award, historical employee exercise behavior, expected volatility of the Company’s stock and an employee’s average length of service. The risk-free interest rate used in this model correlates to a U.S. constant rate Treasury security with a contractual life that approximates the expected term of the option award.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In February 2024, the Company granted an option to its Chief Executive Officer to purchase 300,000 shares of common stock at $1.48 per share through February 13, 2034; the option vested 50% on January 31, 2025 and 50% on January 31, 2026. The grant date fair value of the option was $371,000, which was determined based on the following Black-Scholes option valuation model assumptions: expected annual volatility 79%; expected term 10 years; risk-free rate 4.5%; expected dividend rate 0%; exercise price $1.48; and stock price on grant date $1.48. The grant date fair value of the option is recorded as stock-based compensation expense ratably over the 24-month vesting period, for which expenses of $0 and $47,000 were recorded in the three months ended June 30, 2026 and 2025, respectively, and expenses of $15,000 and $93,000 were recorded in the six months ended June 30, 2026 and 2025, respectively.

The following table summarizes stock option activity:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
		Price per	Term	Value
	Shares	Share	(years)	(thousands)
Outstanding at December 31, 2025	633,900	$1.95	4.68	$2,824
Granted	-	-
Exercised	-	-
Forfeited, canceled or expired	-	-
Outstanding at June 30, 2026	633,900	$1.95	4.19	$986
Exercisable at June 30, 2026	633,900	$1.95	4.19	$986

Note 6 – Concentration of Credit Risk, Significant Customers, and Geographic Information

Our cash balances in our bank accounts may from time to time be in excess of FDIC insurance limits.

One customer accounted for more than 10% of the Company’s revenue for each of the three-month periods ended June 30, 2026 and 2025. Two customers accounted for more than 10% of the Company’s revenue for each of the six-month periods ended June 30, 2026 and 2025.

Our financial results are affected by fluctuations in foreign currency exchange rates, changing economic conditions both domestically and internationally, changes in tariffs, and various other global economic factors. As all of our sales are currently transacted in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

The following table summarizes revenue by geographic area (in thousands, except percentages):

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
North America	$1,259	59.9%	$910	63.6%	$2,060	58.4%	$1,976	64.0%
Europe	662	31.5	373	26.1	1,166	33.1	787	25.5
Asia Pacific	181	8.6	141	9.9	300	8.5	303	9.8
Other	-	0.0	6	0.4	1	0.0	23	0.7
	$2,102	100.0%	$1,430	100.0%	$3,527	100.0%	$3,089	100.0%

Note 7 – Commitments and Contingencies

Lease Agreements

The Company leases a 9,910 square-foot facility in Camarillo, California under an agreement that terminates on July 31, 2027. The rent on this facility is approximately $13,000 per month. Qualstar permits Interlink Electronics, Inc. (“Interlink”) to use a portion of the facility and is reimbursed for the space and other related expenses on a monthly basis. As described in Note 9, Interlink is a related party.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Through July 31, 2026, the Company leased a 1,400 square-foot office facility in Camarillo, California on a month-to-month basis. The rent on this facility was $1,900 per month.

The Company leases a 560 square-foot office in Singapore on a month-to-month basis for approximately $1,600 per month.

Through December 31, 2025, the Company used a portion of Interlink’s Irvine, California office, for which the Company paid a facility usage fee of approximately $1,600 per month.

The Company’s leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company’s share of the landlord’s operating expenses. The Company does not have any leases classified as financing leases.

The rate implicit in each lease is not readily determinable; we therefore use our incremental borrowing rate to determine the present value of the lease payments. No new ROU assets were capitalized during the six months ended June 30, 2026 or 2025. Certain of our contracts for real estate may contain both lease and non-lease components which we have elected to treat as a single lease component.

Right-of-use assets for operating leases are periodically assessed for impairment. We have not recognized any impairment losses for our ROU assets.

We monitor for events or changes in circumstances that require a reassessment of our leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

At June 30, 2026, the Company had right-of-use assets of $167,000 and current and long-term operating lease liabilities of $158,000 and $14,000, respectively. At December 31, 2025, the Company had right-of-use assets of $240,000 and current and long-term operating lease liabilities of $151,000 and $94,000, respectively. Future imputed interest as of June 30, 2026 totaled approximately $7,000 (weighted average discount rate of 6.5%). The weighted average remaining lease term of the Company’s leases as of June 30, 2026 is approximately 1.1 years.

Future minimum lease payments under these leases are as follows, in thousands:

Minimum
Lease
Payment
2026 (remainder of year)	$83
2027	96
Total undiscounted future non-cancelable minimum lease payments	179
Less: Imputed interest	(7)
Present value of lease liabilities	$172

During the three months ended June 30, 2026 and 2025, we incurred approximately $36,000 and $45,000, respectively, of operating lease costs, which are included in operating expenses in our consolidated statements of operations. During the six months ended June 30, 2026 and 2025, we incurred approximately $69,000 and $99,000, respectively, of operating lease costs, which are included in operating expenses in our consolidated statements of operations.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Legal and Other Contingencies

The Company is subject to a variety of claims and legal proceedings that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our consolidated financial statements, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When legal costs that the entity expects to incur in defending itself in connection with a loss contingency accrual are expected to be material, the loss should factor in all costs and, if the legal costs are reasonably estimable, they should be accrued in accordance with ASC 450, regardless of whether a liability can be estimated for the contingency itself. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. Changes in these factors could materially impact our consolidated financial statements. No loss contingency was recorded as of June 30, 2026.

Benefit Plan

The Company has a voluntary deferred compensation plan (the “Plan”) qualifying for treatment under Internal Revenue Code Section 401(k). All employees are eligible to participate in the Plan following three months of service of employment and may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the annual IRS maximum. The Company makes matching contributions in an amount equal to 50% of compensation contributed by participants, up to $5,000 per participant per year. The Company made matching contributions of $4,000 and $6,000 during the three months ended June 30, 2026 and 2025, respectively, and matching contributions of $11,000 and $11,000 during the six months ended June 30, 2026 and 2025, respectively.

Note 8 – Segment Information

In its operation of the business, management reviews certain financial information, including segmented internal profit and loss statements prepared on a basis consistent with GAAP. Our two segments are Data Storage and Power Supplies. The two segments discussed in this analysis are presented in the way we internally manage and monitor performance. The types of products and services provided by each segment are summarized below:

Data Storage — We manufacture and market data storage systems, including highly scalable automated magnetic tape libraries used to store, retrieve and manage electronic data. Our tape-based storage solutions enable businesses to manage the massive growth of digital data assets in a cost-effective manner, and address long-term archive, backup and recovery of electronic data. These products consist of networked libraries that store and move high-density tape cartridges and high-speed tape drives that stream data to and from the tape cartridges. These optimized solutions allow data-rich and video-centric markets such as media and entertainment, oil and gas, surveillance, digital security and medical imaging to achieve targeted data workflows. We also offer technical customer support service contracts, which provide customers with access to technical assistance, parts replacement of defective items, and the option to schedule on-site services, including support, installation, consulting, and design services, either through our team or our third-party service providers.

Power Supplies — We design and market high-efficiency switching power supplies. These power supplies are used to convert AC line voltage to DC voltages, or DC voltages to other DC voltages, for use in a wide variety of electronic equipment such as communications equipment, industrial machine tools, wireless systems, as well as medical and gaming devices. We utilize contract manufacturers in Asia to produce our power supplies products. We sell our products globally through authorized resellers and directly to OEMs.

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Segment revenue, income (loss) before taxes, and total assets were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(In thousands)
Revenues
Data Storage:
Product	$1,696	$941	$2,796	$1,912
Service	219	272	407	533
Total Data Storage	1,915	1,213	3,203	2,445
Power Supplies	187	217	324	644
Revenues	$2,102	$1,430	$3,527	$3,089

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(In thousands)
Income (Loss) Before Taxes
Data Storage	$(89)	$192	$(77)	$434
Power Supplies	(1,013)	12	(1,087)	(47)
Income (loss) before taxes	$(1,102)	$204	$(1,164)	$387

	June 30,	December 31,
	2026	2025
	(In thousands)
Total Assets
Data Storage
Cash and cash equivalents	$1,030	$1,777
Marketable securities	868	943
Accounts receivable, net	865	672
Inventories	1,983	976
Prepaid expenses and other current assets	511	395
Property and equipment, net	13	15
Right-of-use assets	167	240
Other assets	49	49
Total Data Storage assets	5,486	5,067
Power Supplies
Cash and cash equivalents	99	91
Accounts receivable, net	63	3
Inventories	146	1,223
Prepaid expenses and other current assets	11	5
Property and equipment, net	4	4
Other assets	23	23
Total Power Supplies assets	346	1,349
Total Assets	$5,832	$6,416

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 9 – Related Party Transactions

Interlink Electronics, Inc.

Interlink Electronics, Inc. (Nasdaq: LINK) is a related party. Steven N. Bronson, our President, CEO, and Director, is also Chairman of the Board, President and CEO of Interlink. Ryan J. Hoffman, our CFO, is also the CFO of Interlink. Mr. Bronson, together with BKF Capital Group, Inc. (“BKF Capital”) which he controls, has a controlling interest in both Qualstar and Interlink. We have a mutual facilities sharing agreement with Interlink under which (i) we allow Interlink to use of a portion of our Camarillo, California office and warehouse facility, and Interlink allowed us to use (while Interlink occupied such facilities) a portion of its former office facilities in Irvine, California and Bellevue, Washington; and (ii) we have agreed to split substantially all rent and facilities-related costs for each location on an apportioned basis according to the approximate relative usage levels by each entity. In addition, we have a mutual consulting agreement with Interlink under which certain of our respective employees and/or independent contractors provide certain operational, sales, marketing, general and administrative services to the other entity. Qualstar and Interlink have also agreed to reimburse, or be reimbursed by, one another for certain expenses paid by one company on behalf of the other. Transactions with Interlink are as follows:

	Three Months Ended June 30,
	2026		2025
	Due to Interlink	Due from Interlink	Due to Interlink	Due from Interlink
	(in thousands)
Balance at April 1	$55	$39	$11	$61
Billed (or accrued) to Interlink by Qualstar	-	44	-	44
Paid by Interlink to Qualstar	-	(53)	-	(87)
Billed (or accrued) to Qualstar by Interlink	89	-	133	-
Paid by Qualstar to Interlink	(137)	-	(127)	-
Balance at June 30	$7	$30	$17	$18

	Six Months Ended June 30,
	2026		2025
	Due to Interlink	Due from Interlink	Due to Interlink	Due from Interlink
	(in thousands)
Balance at January 1	$5	$25	$8	$12
Billed (or accrued) to Interlink by Qualstar	-	82	-	93
Paid by Interlink to Qualstar	-	(77)	-	(87)
Billed (or accrued) to Qualstar by Interlink	157	-	253	-
Paid by Qualstar to Interlink	(155)	-	(244)	-
Balance at June 30	$7	$30	$17	$18

Ridgefield Acquisition Corp.

Ridgefield Acquisition Corp. (OTCMKTS: RDGA) (“Ridgefield”) is a related party. Steven N. Bronson, our President, CEO and Director, is also the CEO and Chairman of the Board of Ridgefield as well as Ridgefield’s largest shareholder. Ryan J. Hoffman, our CFO, is also the CFO of Ridgefield. In 2022, the Company executed an unsecured Revolving Promissory Note with Ridgefield (the “Ridgefield Note”). Under the terms of the Ridgefield Note, the Company may (but is not required to) make loans to Ridgefield from time to time upon request by Ridgefield, up to a maximum principal amount of $250,000 (as amended). The Ridgefield Note may be prepaid by Ridgefield at any time without penalty and is repayable on demand by the Company. The Ridgefield Note provides for interest to accrue on the outstanding principal balance at a rate of ten percent per annum compounded quarterly. Ridgefield borrowed $50,000 under the Ridgefield Note in 2022, $50,000 in 2023, $10,000 in 2024, $75,887 in 2025, and $45,447 in 2026. The balance of principal and accrued interest on the Ridgefield Note was $231,334 and $49,832, respectively, at June 30, 2026; and was $185,887 and $36,709, respectively, at December 31, 2025 (classified in Prepaid Expenses and Other Current Assets on our consolidated balance sheets).

QUALSTAR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

BKF Capital Group, Inc.

BKF Capital Group, Inc. (OTCMKTS: BKFG) is a related party. Steven N. Bronson, our President, CEO and Director, is also the CEO and Chairman of the Board of BKF Capital. Ryan J. Hoffman, our CFO, is also the CFO of BKF Capital. BKF Capital, together with Mr. Bronson, has a controlling interest in Qualstar. Qualstar and BKF Capital have agreed to reimburse, or be reimbursed by, one another for certain expenses paid by one company on behalf of the other. There were no transactions between Qualstar and BKF Capital in the three and six months ended June 30, 2026 and 2025.

QUALSTAR CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Qualstar Corporation and its subsidiaries (“Qualstar”, the “Company”, “we”, “us” or “our”) manufacture and market data storage system products and compact, high-efficiency power supply solutions. Our data storage systems are marketed under the Qualstar brand and include highly scalable automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in the network computing environment. Our data storage devices include models ranging from entry level to enterprise and are a cost-effective solution for organizations requiring backup, recovery and archival storage of critical electronic information. The distribution channels for our data storage devices include resellers, system integrators, and original equipment manufacturers (“OEMs”). In addition, the Company is a leading provider of standard, semi-custom and custom power supply solutions marketed under the N2Power brand. Our power supply solution products provide OEMs and product designers increased functionality while reducing thermal loads and cooling requirements and lowering operating costs. Our power supply solution products are currently sold to OEMs in a wide range of markets, including telecom/networking equipment, audio/visual, industrial, gaming and medical.

Qualstar Corporation was incorporated in California in 1984 and re-incorporated in Nevada in April 2026.  The Company has three wholly owned subsidiaries: N2Power, Inc. (“N2Power”), which operates the Company’s power supplies business; Q-Smart Data Limited (China), which pursues new data storage business opportunities in Asia; and Qualstar Limited (U.K.), which supports expansion of the Company’s data storage business in the United Kingdom, Europe and Africa.

We sell our products globally through authorized resellers and distributors and directly to OEMs. Our data storage products are manufactured by our OEM suppliers in other parts of the world and configured to order by us at our facility in Camarillo, California, or at our facility in Shenzhen, China, or by our fulfilment and logistics partner in Warsaw, Poland. N2Power utilizes contract manufacturers in Asia to produce our power supply solutions products.

Results of Operations

The dollar amounts in the following tables are in thousands.

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Data storage revenues	$1,915	91.1%	$1,213	84.8%	$3,203	90.8%	$2,445	79.2%
Power supplies revenues	187	8.9	217	15.2	324	9.2	644	20.8
Revenues	2,102	100.0	1,430	100.0	3,527	100.0	3,089	100.0
Cost of goods sold	2,307	109.8	948	66.3	3,362	95.3	1,998	64.7
Gross profit	(205)	(9.8)	482	33.7	165	4.7	1,091	35.3
Operating expenses:
Engineering	45	2.1	13	0.9	88	2.5	73	2.4
Sales and marketing	206	9.8	100	7.0	422	12.0	212	6.9
General and administrative	355	16.9	364	25.5	702	19.9	666	21.6
Total operating expenses	606	28.8	477	33.4	1,212	34.4	951	30.8
Income (loss) from operations	(811)	(38.6)	5	0.3	(1,047)	(29.7)	140	4.5
Other income (expense), net	(291)	(13.8)	199	13.9	(117)	(3.3)	247	8.0
Income (loss) before taxes	(1,102)	(52.4)	204	14.3	(1,164)	(33.0)	387	12.5
Provision for income taxes	-	-	-	-	-	-	-	-
Net income (loss)	$(1,102)	(52.4)%	$204	14.3%	$(1,164)	(33.0)%	$387	12.5%

QUALSTAR CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Revenues:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Data storage revenues	$1,915	91.1%	$1,213	84.8%	$702	57.9%
Power supplies revenues	187	8.9	217	15.2	(30)	(13.8)
Revenues	$2,102	100.0%	$1,430	100.0%	$672	47.0%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Data storage revenues	$3,203	90.8%	$2,445	79.2%	$758	31.0%
Power supplies revenues	324	9.2	644	20.8	(320)	(49.7)
Revenues	$3,527	100.0%	$3,089	100.0%	$438	14.2%

The fluctuations in revenues for the three and six months ended June 30, 2026 compared to the prior year are attributable to the segment-specific factors described below.

Segment Revenue

Data Storage – For the three months ended June 30, 2026 compared to the same quarter last year, data storage revenues were up 58%, which was attributable to an 80% increase in product revenue from higher shipments of our tape-based data storage products and solutions, offset in part by a 19% decrease in revenues from technical service and support contracts. For the six months ended June 30, 2026 compared to the same period last year, data storage revenues were up 31%, which was attributable to a 46% increase in product revenue from higher shipments of our tape-based data storage products and solutions, offset in part by a 24% decrease in revenues from technical service and support contracts.

Power Supplies – The 14% and 50% decreases in power supplies revenues in the three-month and six-month periods ended June 30, 2026, respectively, compared to the prior-year periods were due to decreased customer demand and order fulfilment of our power supplies products.

Gross Profit:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Gross profit	$(205)	(9.8)%	$482	33.7%	$(687)	(142.5)%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Gross profit	$165	4.7%	$1,091	35.3%	$(926)	(84.9)%

The decreases in gross profit and gross margin percentage for the three and six months ended June 30, 2026 compared to the same periods last year were due to a net realizable value charge of approximately $970,000 recorded in June 2026 on our slow-moving power supplies inventory due to the decreased demand from our customers in this segment. Excluding this charge, gross margin percentages were 36.4% and 32.2% for the three and six months ended June 30, 2026, respectively.

QUALSTAR CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operating Expenses:

	Three Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Engineering	$45	2.1%	$13	0.9%	$32	246.2%
Sales and marketing	206	9.8	100	7.0	106	106.0
General and administrative	355	16.9	364	25.5	(9)	(2.5)
Total operating expenses	$606	28.8%	$477	33.4%	$129	27.0%

	Six Months Ended June 30,
	2026		2025		Change
	Amount	% of Revenues	Amount	% of Revenues	$	%
Engineering	$88	2.5%	$73	2.4%	$15	20.5%
Sales and marketing	422	12.0	212	6.9	210	99.1
General and administrative	702	19.9	666	21.6	36	5.4
Total operating expenses	$1,212	34.4%	$951	30.8%	$261	27.4%

Engineering

Engineering expenses for the three- and six-month periods ended June 30, 2026 were generally consistent with the corresponding prior-year periods, except that the prior-year periods included $31,000 of Employee Retention Credits (ERCs), which reduced engineering expenses in those prior year periods.

Sales and Marketing

Sales and marketing expenses increased for the three- and six-month periods ended June 30, 2026 compared with the corresponding prior-year periods due to higher marketing and promotional activities and trade show costs, as well as the absence of $63,000 and $119,000 of ERCs recorded in the prior-year three- and six-month periods, respectively, which reduced sales and marketing expenses in those prior year periods.

General and Administrative

General and administrative expenses for the three- and six-month periods ended June 30, 2026 were generally consistent with the corresponding prior-year periods, except that the six-month period ended June 30, 2025 included ERCs of $39,000, which reduced general and administrative expenses in that prior year period.

Other Income (Expense)

Other income (expense) for the three months ended June 30, 2026 included $10,000 of interest income and $301,000 of losses on marketable securities. Other income (expense) for the three months ended June 30, 2025 included $35,000 of interest income, $8,000 of gains on foreign currency exchange, and $156,000 of gains on marketable securities. Other income (expense) for the six months ended June 30, 2026 included $23,000 of interest income, $1,000 of losses on foreign currency exchange, and $139,000 of losses on marketable securities. Other income (expense) for the six months ended June 30, 2025 included $76,000 of interest income, $27,000 of gains on foreign currency exchange, and $145,000 of gains on marketable securities.

Liquidity and Capital Resources

Cash and cash equivalents decreased $739,000 to $1,129,000 at June 30, 2026, from $1,868,000 at December 31, 2025.

QUALSTAR CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operating Activities

Net cash used in operating activities was $675,000 for the six months ended June 30, 2026, compared with cash provided by operating activities of $208,000 for the first half of 2025. Cash used in operating activities in 2026 was the result of net loss of $1,164,000, non-cash expenses of $18,000, non-cash losses on marketable securities of $139,000, and cash provided by changes in operating assets and liabilities of $332,000. Cash provided by operations in 2025 was the result of net income of $387,000, non-cash expenses of $100,000, gains on marketable securities of $204,000, and cash used in changes in operating assets and liabilities of $75,000.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2026 and 2025 consisted of $64,000 and $202,000, respectively, of net purchases of marketable securities.

Financing Activities

No cash was provided by or used in financing activities for the six months ended June 30, 2026. Cash used in financing activities for the six months ended June 30, 2025 consisted of $218,000 used to repurchase shares of the Company’s common stock under the Company’s Stock Repurchase Program.

We believe that our existing cash and cash equivalents and cash flows from our operating activities will be sufficient to fund our working capital and capital expenditure needs for at least twelve months from the date of this report. We may utilize cash to invest in or acquire businesses, products or technologies that we believe are additive to the strategic expansion of the Company. We periodically evaluate other companies and technologies for possible investment or acquisition. In addition, we have made, and may in the future make, investments in companies with whom we have identified potential synergies. However, we have no present commitments or agreements with respect to any material investment in or acquisition of other businesses or technologies. In the event that we require additional capital to meet our business needs, there can be no assurance that additional funding will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms.